FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2005

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                             HANG SENG BANK LIMITED
                        2005 INTERIM RESULTS - HIGHLIGHTS

   - Total operating income up 8.9 per cent to HK$10,499 million (HK$9,645 million for the first half of 2004).

   - Operating profit before loan impairment (charges)/releases and other credit risk allowances down 2.2 per cent to HK$5,934 million (HK$6,070 million for the first half of 2004).

   - Attributable profit down 2.3 per cent to HK$6,045 million (HK$6,188 million for the first half of 2004).

   - Return on average shareholders' funds of 29.7 per cent (32.0 per cent for the first half of 2004).

   - Total assets up 4.2 per cent to HK$569.7 billion (HK$547.0 billion at 31 December 2004).

   - Earnings per share down 2.5 per cent to HK$3.16 (HK$3.24 per share for the first half of 2004).

   - Second interim dividend of HK$1.10 per share; total dividends of HK$2.20 per share for the first half of 2005 (HK$2.20 per share for the first half of 2004).

   - Total capital ratio of 12.4 per cent (12.0 per cent at 31 December 2004); tier 1 capital ratio of 10.5 per cent (10.8 per cent at 31 December 2004).

   - Cost:income ratio of 26.7 per cent (24.6 per cent for the first half of 2004).

Note: Certain figures have been restated to reflect the adoption of a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (new HKFRSs'), details of which are set out in note 1 of the additional information on page 61.

Results Summary

Hang Seng Bank Limited (the bank) and its subsidiaries and associated companies (the group) reported an unaudited profit attributable to shareholders of HK$6,045 million for the first half of 2005, representing a decline of 2.3 per cent compared with the first half of 2004 which benefited from a release of HK$698 million in general provisions. Attributable profit increased by 16.8 per cent compared with the second half of 2004.

The adoption of a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ('HKFRSs') from 1 January 2005 required changes in accounting policies as described in detail on page 61.
The resulting changes in accounting treatment and presentation of various profit and loss and balance sheet items may render certain comparative figures not strictly comparable.

Total operating income rose by HK$854 million, or 8.9 per cent, over the first half of 2004 to HK$10,499 million, underpinned by the strong growth of 18.2 per cent in income from Personal Financial Services and improved net interest margin. Compared with the second half of 2004, there was an increase of HK$251 million, or 2.4 per cent.

Net interest income rose by HK$549 million, or 11.6 per cent, compared with the same period last year. The rise was attributable to improved interest spreads on deposits, growth in commercial banking and consumer lending portfolios, an increased contribution from net free funds and the inclusion of interest income from life insurance fund investments. These outweighed the compression of interest spreads on treasury investment and money market portfolios, which were affected negatively by the rise in interest costs and the flattening of the yield curves, and further falls in mortgage portfolio yields. Compared with the second half of 2004, net interest income rose by HK$284 million, or 5.7 per cent. Net interest margin improved to 2.13 per cent, 11 basis points and 6 basis points higher than the first and second halves of 2004 respectively.

Net fee income fell by HK$295 million, or 16.2 per cent, compared with the same period last year, affected by exceptionally high capital guaranteed fund sales in the first quarter of 2004, and a change in accounting treatment of credit facilities fees as interest income instead of fee income with effect from 1 January 2005. These were partially offset by the growth in income from sales of structured investment products and private banking related investment and advisory service fees and commissions. Card services fees, insurance agency commissions and import and export commissions also recorded encouraging growth. Compared with the second half of 2004, net fee income rose by HK$34 million, or
2.3 per cent.

Trading income fell by HK$125 million, or 22.4 per cent, compared with the first half of 2004. Foreign exchange income fell by HK$253 million, mainly due to the decline in customer trade volume, and a loss incurred on foreign exchange contracts used for hedging on-balance sheet positions. Income from derivatives trading rose by HK$136 million, mainly attributable to increased sales of structured investment products to commercial and personal customers. Compared with the second half of 2004, trading income fell by HK$33 million, or 7.1 per cent.

Net earned insurance premiums rose by HK$730 million, or 36.5 per cent, over the first half of 2004. Premiums earned from policy renewal increased substantially as the portfolio of in-force policies continued to grow. Annualised premiums and net premiums earned on new policies also reported satisfactory growth. Compared with the second half of 2004, there was a rise of HK$254 million, or 10.3 per cent.

Net insurance claims incurred and movement in policyholder liabilities increased by HK$815 million, or 51.1 per cent, compared with the first half of 2004, reflecting mainly the growth in liabilities to policyholders of long-term life insurance business. This was in line with the increase in long-term insurance policies in-force. Claims for general insurance business remained stable.

Other operating income rose by HK$39 million, or 9.2 per cent, over the first half of 2004, mainly attributable to the growth in embedded value of long-term insurance contracts.

Wealth management business related income (as detailed on page 21) fell by HK$54 million, or 3.0 per cent, compared with the first half of 2004. Investment services related income recorded a fall of HK$142 million, or 11.9 per cent. In a rising interest rate environment, the focus of the bank's investment services shifted from capital guaranteed funds to yield enhancement structured instruments. Private banking business recorded encouraging growth in both customers and funds under management. Insurance agency and underwriting income, including embedded value of long-term life contracts, increased by HK$88 million, or 14.3 per cent, following the successful launch of new insurance plans with cumulative life protection and wealth benefits. Compared with the second half of 2004, wealth management business related income rose by HK$137 million, or 8.4 per cent, attributable to the growth of 13.7 per cent and 1.4 per cent in investment services related income and insurance income respectively.

Net operating income before loan impairment charges and other credit risk allowances rose 0.5 per cent over the first half of 2004 and was 1.1 per cent above the second half of 2004.

Loan impairment charges amounted to HK$302 million, compared with net releases in loan loss allowance of HK$746 million for the first half of 2004 and HK$31 million for the second half of 2004. The overall loan impairment charges on individually assessed loans amounted to HK$95 million, compared with a net release of HK$144 million in the first half of 2004. New loan impairment charges on certain commercial banking accounts were partly offset by net releases from mortgages and personal loans. Charges on small homogeneous loans collectively assessed on a portfolio basis amounted to HK$55 million, compared with HK$96 million for the first half of 2004, reflecting further improvement in credit card charge-offs in the generally stronger economic conditions. Collective assessment of loans determined not to be individually impaired resulted in a charge of HK$152 million, following an update of the historical loss rate to cover the economic cycle. This compared with releases in general provisions of HK$698 million and HK$114 million for the first and second halves of 2004 respectively.

Operating expenses rose by HK$175 million, or 8.8 per cent, compared with the same period last year, attributable largely to the rise in personnel expenses. Average headcount increased by 193, mainly due to recruitment for Personal Financial Services business and the expansion of the Mainland network. Marketing expenses to promote cards and insurance products also increased. Compared with the second half of 2004, operating expenses fell by HK$95 million, or 4.2 per cent, mainly due to lower marketing expenditure and personnel expenses.

Operating profit before loan impairment (charges)/releases and other credit risk allowances was down by HK$136 million, or 2.2 per cent, compared with the first half of 2004 but was up by HK$183 million, or 3.2 per cent, over the second half of 2004, due to higher net interest income and lower operating expenses.

Operating profit fell by HK$1,184 million, or 17.4 per cent, compared with the first half of 2004 and was lower by HK$150 million, or 2.6 per cent, compared with the second half of 2004.

Profit before tax amounted to HK$7,062 million, which was HK$198 million, or 2.7 per cent, lower than the same period last year after accounting for the following items: (1) profit on disposal of fixed assets and long-term investments of HK$348 million, which was maintained at the same level as the first half of 2004; (2) surplus on property revaluation, which amounted to HK$877 million, and included two components: (i) reversal of revaluation losses of bank premises previously charged to profit and loss account of HK$148 million (HK$91 million for the same period last year); and (ii) revaluation gain on investment properties of HK$729 million, recognised through the profit and loss account following the change in accounting policy on 1 January 2005 and (3) share of profits in associated companies (net of taxation), which grew substantially to HK$205 million, and was mainly contributed by Industrial Bank Co., Ltd. Compared with the second half of 2004, profit before tax was up by HK$1,039 million, or 17.3 per cent.

Attributable profit, after taxation and minority interests, fell by HK$143 million, or 2.3 per cent, compared with the same period last year but was up by HK$869 million, or 16.8 per cent, compared with the second half of 2004.

Total assets grew by HK$22.7 billion, or 4.2 per cent, to HK$569.7 billion at 30 June 2005. Advances to customers recorded encouraging growth of 3.6 per cent, mainly in residential mortgages, trade finance and corporate lending. Customer deposits, including certificates of deposit, including those reported under trading liabilities, fell by 1.0 per cent.

Shareholders' funds (excluding proposed dividends) rose by HK$2,106 million, or
5.6 per cent to HK$39,397 million at 30 June 2005, mainly attributable to the increase in retained profits and the premises revaluation reserves, reflecting the rise in the property market.

The return on average total assets was 2.2 per cent (2.5 per cent in the first half of 2004 and 2.0 per cent in the second half of 2004). The return on average shareholders' funds was 29.7 per cent, compared with 32.0 per cent and 25.2 per cent in the first and second halves of 2004 respectively.

The advances to deposits ratio rose to 56.8 per cent at 30 June 2005 compared with 54.3 per cent at 31 December 2004, the result of a growth of 3.6 per cent in customer advances and a fall of 1.0 per cent in customer deposits during the first half of 2005. The group continued to maintain a strong liquidity position, with an average liquidity ratio in the first half of 2005 (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) of 43.6 per cent (48.1 per cent in the first half of 2004 and 46.3 per cent in the second half of 2004).

The total capital ratio at 30 June 2005 was 12.4 per cent (12.8 per cent at 30 June 2004 and 12.0 per cent at 31 December 2004) and the tier 1 capital ratio was 10.5 per cent (11.6 per cent at 30 June 2004 and 10.8 per cent at 31 December 2004).

The cost:income ratio, calculated as total operating expenses to net operating income before loan impairment (charges)/releases and other credit risk allowances was 26.7 per cent, higher than the first half of 2004 by 2.1 percentage points but lower by 1.4 percentage points compared with the second half of 2004.

The Directors have declared a second interim dividend of HK$1.10 per share, which will be payable on 01 September 2005 to shareholders on the Register of Shareholders as of 24 August 2005. Together with the first interim dividends of HK$1.10 per share, the total distribution for the first half of 2005 will amount to HK$2.20 per share, the same as that in the first half of 2004.

Comment by Michael Smith, Chairman

"In the first half of 2005, Hang Seng's total operating income reached HK$10,499 million, an increase of 8.9 per cent over the same period in 2004. This was achieved against a backdrop of an increasingly competitive environment.

"Profit attributable to shareholders was HK$6,045 million, representing a fall of 2.3 per cent compared with the first half of last year which benefited from a large release in general provisions.

"Net interest income rose by 11.6 per cent to HK$5,264 million. This rise was due largely to improved interest spread on deposits, growth in commercial banking and consumer lending portfolios, and contributions from net free funds. Our net interest margin improved by 11 basis points to 2.13 per cent.

"We also enjoyed solid growth in Personal Financial Services with pre-tax profit of HK$3,970 million, up 12.8 per cent.

"We have continued to invest in the growth of our businesses. Marketing expenses increased to promote cards and insurance products. There were also increases in average headcount, mainly due to recruitment for Personal Financial Services business and the expansion of our mainland network.

"Our strategy for developing our mainland China business is yielding positive results, with the first half of 2005 recording an increase in our share of profits from Industrial Bank Co., Ltd. Along with our own growing network of mainland outlets, we are well positioned to capitalise on growth opportunities created by the ongoing financial liberalisation on the Mainland.

"With the rate of economic growth in the second half of 2005 expected to be more moderate, the competitive banking environment is set to continue. However, our overall outlook for the year remains positive. The improvement in employment, coupled with the wealth effects resulting from the sustained economic recovery, will help ensure that domestic demand maintains momentum. The recent interest rate rises should continue to have a positive impact on the interest margin, although further rises may dampen loan demand.

"Hang Seng will continue to focus on diversifying income through expanding our wealth management, consumer finance and SME services, improving productivity and exploring business opportunities on the Mainland. This strategy will enable us to strengthen our profitability and continue to deliver value to our shareholders."

Contents

The financial information in this news release is based on the unaudited consolidated accounts of Hang Seng Bank Limited and its subsidiary and associated companies for the six months ended 30 June 2005.

-    Highlights of Results and Chairman's Comment
-    Contents
-    Consolidated Profit and Loss Account (Unaudited)
-    Consolidated Balance Sheet (Unaudited)
-    Consolidated Statement of Changes in Equity (Unaudited)
-    Economic Profit (Unaudited)
-    Consolidated Cash Flow Statement (Unaudited)
-    Financial Review
     -    Net interest income
     -    Net fee income
     -    Trading income
     -    Net income from financial instruments designated as at fair value
     -    Analysis of income from wealth management business
     -    Loan impairment (charges)/releases and other credit risk allowances
     -    Operating expenses
     -    Profit on disposal of tangible fixed assets and financial investments
     -    Tax expenses
     -    Earnings per share
     -    Dividends per share
     -    Segmental analysis
     -    Analysis of financial assets and liabilities by accounting treatment
     -    Analysis of assets and liabilities by remaining maturity
     -    Cash and short-term funds
     -    Trading securities
     -    Financial assets designated as at fair value through profit or loss
     -    Advances to customers
     -    Loans impairment allowances against advances to customers
     -    Impaired loans to customers and allowances
     -    Overdue advances to customers
     -    Rescheduled advances to customers
     -    Segmental analysis of advances to customers by geographical area
     -    Gross advances to customers by industry sector
     -    Financial investments
     -    Analysis of securities by counterparty and place of listing
     - Amount due from/to immediate holding company and fellow subsidiary companies
     -    Investments in associated companies
     -    Intangible assets
     -    Other assets
     -    Current, savings and other deposit accounts
     -    Certificates of deposit and other debt securities in issue
     -    Trading liabilities
     -    Other liabilities
     -    Subordinated liabilities
     -    Shareholders' funds
     -    Capital resources management
     -    Liquidity ratio
     -    Reconciliation of cash flow statement
     -    Contingent liabilities, commitments and derivatives
     -    Cross-border claims
     -    Accounting policies
     -    Restatement of profit and loss accounts and balance sheets
     -    Comparative figures
     -    Property revaluation
     -    Market risk
     -    Foreign currency positions
     -    Material related-party transactions
     -    Statutory accounts
     -    Ultimate holding company
     -    Statement of compliance
     -    Register of shareholders
     -    Proposed timetable for the remaining quarterly dividends for 2005
     -    News release
     Appendices 1 - 5

Consolidated Profit and Loss Account (Unaudited)
                  Half-year ended      Half-year ended      Half-year ended
                          30Jun05              30Jun04              31Dec04
Figures in HK$m                               restated             restated

Interest income             7,900                5,875                6,597
Interest expenses          (2,636)              (1,160)              (1,617)
Net interest income         5,264                4,715                4,980
Fee income                  1,741                1,974                1,755
Fee expense                  (215)                (153)                (263)
Net fee income              1,526                1,821                1,492
Trading income                433                  558                  466
Net income from
  financial instruments
  designated as at fair
  value                        50                    -                    -
Net investment income
  on assets backing
  policyholder liabilities      -                   83                  346
Dividend income                37                   48                   27
Net earned insurance
  premiums                  2,728                1,998                2,474
Other operating income        461                  422                  463
Total operating income     10,499                9,645               10,248
Net insurance claims
  incurred and movement
  in policyholder
  liabilities              (2,409)              (1,594)              (2,246)
Net operating income
  before loan impairment
  (charges)/releases and
  other credit risk
  allowances                8,090                8,051                8,002
Loan impairment (charges)/
  releases and other credit
  risk allowances            (302)                 746                   31
Net operating income        7,788                8,797                8,033
Personnel expenses         (1,125)              (1,056)              (1,178)
General and administrative
  expenses                   (892)                (795)                (939)
Depreciation of business
  premises and equipment     (135)                (126)                (130)
Amortisation of intangible
  assets                       (4)                  (4)                  (4)
Total operating expenses   (2,156)              (1,981)              (2,251)
Operating profit            5,632                6,816                5,782
Profit on disposal of
  tangible fixed assets
  and financial investments   348                  349                   93
Net surplus on property
  revaluation                 877                   91                   55
Share of profits in
  associated companies        205                    4                   93
Profit before tax           7,062                7,260                6,023
Tax expenses                 (924)                (992)                (719)
Profit for the period       6,138                6,268                5,304
Profit attributable to
  minority interests          (93)                 (80)                (128)
Profit attributable to
  shareholders              6,045                6,188                5,176

Figures in HK$
Earnings per share           3.16                 3.24                 2.71
Dividends per share          2.20                 2.20                 3.00

Consolidated Balance Sheet (Unaudited)
                                  At 30Jun05   At 30Jun04   At 31Dec04
Figures in HK$m                                  restated     restated

Assets
Cash and short-term funds             50,966       62,213       64,845
Placings with banks maturing
  after one month                     22,832        5,319       17,482
Trading securities                    13,812        3,953        6,000
Financial assets designated as at
  fair value through profit or loss    3,743            -           -
Derivatives financial instruments      1,552        1,209        1,684
Advances to customers                260,512      246,394      251,553
Financial investments                192,951      162,118      182,938
Investments in associated
  companies                            2,449        2,103        2,299
Intangible assets                      1,426        1,146        1,266
Premises and equipment                 6,559        5,277        5,558
Investment properties                  3,913        3,260        3,383
Other assets                           9,004        9,566        9,980
                                     569,719      502,558      546,988
Liabilities
Current, savings and other
  deposit accounts                   430,395      418,638      447,460
Deposits from banks                   34,753       13,118       11,934
Trading liabilities                   24,358        2,657        5,840
Financial liabilities designated
  as at fair value through profit
  or loss                                995            -            -
Derivatives financial instruments      1,857          961        1,273
Certificates of deposit and other
  debt securities in issue            11,158        9,807       16,055
Liabilities to customers under
  investment contracts                   542            -            -
Other liabilities                      7,866       15,195       20,982
Liabilities to customers under
  insurance contracts                 11,558            -            -
Deferred tax and current tax
  liabilities                          2,310        2,116        1,668
Subordinated liabilities               1,496            -            -
                                     527,288      462,492      505,212
Capital resources
Minority interests                       931          724          852
Share capital                          9,559        9,559        9,559
Reserves                              29,838       27,680       27,732
Proposed dividends                     2,103        2,103        3,633
Shareholders' funds                   41,500       39,342       40,924
                                      42,431       40,066       41,776
                                     569,719      502,558      546,988
Figures in HK$
Net asset value per share              22.19        20.96        21.85

Consolidated Statement of Changes in Equity (Unaudited)
                                  Attributable to shareholders                    Minority           Total
                         Share        Other        Retained         Total        interests          equity
Figures in HK$m        capital     reserves         profits                                       restated

Balance at 01Jan05
- as above               9,559        3,878          27,487        40,924              852          41,776
- opening adjustment
  for the adoption of
  HKAS 39 and IFRS 4         -          535             535         1,070              (14)          1,056
- as restated            9,559        4,413          28,022        41,994              838          42,832

Premises revaluation
  reserve, net of tax                   609              26           635                              635
- unrealised surplus on
  revaluation                           635               -           635                              635
- depreciation charge on
  revaluation                           (26)             26             -                                -

Available-for-sale investments,
  net of tax                         (1,165)                       (1,165)                          (1,165)
- valuation losses taken
  to equity                            (842)                         (842)                            (842)
- transferred to profit or
  loss on disposal                     (323)                         (323)                            (323)

Cash flow hedges, net of tax           (265)                         (265)                            (265)
- valuation losses taken
  to equity                            (265)                         (265)                            (265)

Exchange and other adjustments           (4)            (23)          (27)                             (27)

Actuarial loss on defined
  benefit plan                            -              (9)           (9)                              (9)

Share option reserve                     28               -            28                               28

Profit for the period                     -           6,045         6,045               93           6,138

Dividends declared or approved
  during the period                       -          (5,736)       (5,736)               -          (5,736)

Balance at 30Jun05       9,559        3,616          28,325        41,500              931          42,431

Balance at 01Jul04
  as above               9,559        3,387          26,396        39,342              724          40,066

Premises revaluation
  reserve, net of tax                   163             321           484                              484
- unrealised surplus
  on revaluation                        220             257           477                              477
- transfer of investment
  properties reserve
  from premises reserve                 (32)             32             -                                -
- depreciation charge on
  revaluation                           (25)             25             -                                -
- realisation of revaluation
  surplus on disposal
  of premises                             -               7             7                                7

Long-term equity investment
  revaluation reserve,
  net of tax                            300                           300                              300
- valuation gains taken to
  equity                                389                           389                              389
- transferred to profit or
  loss on disposal                      (89)                          (89)                             (89)

Exchange and other adjustments            -              10            10                               10

Actuarial loss on defined
  benefit plan                            -            (210)         (210)                            (210)

Share option reserve                     28                            28                               28

Profit for the period                     -           5,176         5,176              128           5,304

Dividends declared or
  approved during the
  period                                  -          (4,206)       (4,206)               -          (4,206)

Balance at 31Dec04       9,559        3,878          27,487        40,924              852          41,776


Balance at 01Jan04
- as previously
  reported               9,559        6,921          23,161        39,641              644          40,285
- arising on change
  in accounting
  policies                   -       (3,679)          2,255        (1,424)               -          (1,424)
- as restated            9,559        3,242          25,416        38,217              644          38,861

Premises revaluation
  reserve, net of tax                   501             390           891                              891
- unrealised surplus
  on revaluation                        492             380           872                              872
- transfer of investment
  properties reserve to
  premises reserve                       32             (32)            -                                -
- depreciation charge on
  revaluation                           (21)             21             -                                -
- realisation of revaluation
  surplus on disposal of
  premises                               (2)             21            19                               19

Long-term equity investment
  revaluation reserve,
  net of tax                           (374)                         (374)                            (374)
- valuation losses taken
  to equity                             (57)                          (57)                             (57)
- transferred to profit
  or loss on disposal                  (317)                         (317)                            (317)

Exchange and other adjustments            -              (6)           (6)                              (6)

Actuarial loss on defined
  benefit plan                            -             (48)          (48)                             (48)

Share option reserve                     18               -            18                               18

Profit for the period                     -           6,188         6,188               80           6,268

Dividends declared or approved
  during the period                       -          (5,544)       (5,544)               -          (5,544)

Balance at 30Jun04       9,559        3,387          26,396        39,342              724          40,066


Economic Profit (Unaudited)

Economic profit is calculated from post-tax profit, adjusted for surpluses/ deficits on properties revaluation and depreciation attributable to revaluation surpluses, and takes into account the cost of capital invested by the bank's shareholders. For the first half of 2005, economic profit was HK$3,268 million, a decrease of HK$973 million, or 22.9 per cent, over the same period last year. Post-tax profit, adjusted for surpluses on properties revaluation net of deferred tax (HK$724 million) and depreciation attributable to revaluation surpluses (HK$26 million), fell by HK$804 million, due to a large release in general provisions in the same period last year. Cost of capital rose by HK$169 million, in line with the growth in invested capital with the accumulation of retained profits. The analysis indicates that the bank continues to create value for its shareholders.

                Half-year ended      Half-year ended      Half-year ended
                        30Jun05              30Jun04              31Dec04
                                            restated             restated
               HK$m           %     HK$m           %     HK$m           %
Average
  invested
  capital    35,708               33,272               34,825

Return on
  invested
  capital^    5,340        30.1    6,144        37.1    5,182        29.6
Cost of
  capital    (2,072)      (11.7)  (1,903)      (11.5)  (2,038)      (11.6)
Economic
  profit      3,268        18.4    4,241        25.6    3,144        18.0

^Return on invested capital is based on post-tax profit excluding surpluses/ deficits on properties revaluation and depreciation attributable to revaluation surpluses.

Consolidated Cash Flow Statement (Unaudited)
                             Half-year ended        Half-year ended
                                     30Jun05                30Jun04
Figures in HK$m                                            restated

Net cash inflow from
operating activities                  10,716                    826

Cash flows from investing
  activities

Purchase of an interest
  in an associated company                 -                 (1,634)
Dividends received from
  associated companies                    55                      4
Purchase of available-for-sale
  investments                        (37,944)               (30,345)
Proceeds from sale or
  redemption of available-
  for-sale investments                11,844                 21,455
Purchase of fixed assets                 (97)                   (58)
Proceeds from sale of
  fixed assets                            94                    141
Interest received from
  available-for-sale
  investments                          2,190                  1,395
Dividends received from
  available-for-sale
  investments                             35                     76
Net cash outflow from
  investing activities               (23,823)                (8,966)

Cash flows from financing
  activities
Dividends paid                        (5,736)                (5,544)
Issuance of subordinated debts,
  including financial liabilities
  designated as at fair value          2,492                      -
Net cash outflow from financing
  activities                          (3,244)                (5,544)

Decrease in cash and cash
  equivalents                        (16,351)               (13,684)

Cash and cash equivalents at
  beginning of period                 67,051                 77,575
Effect of foreign exchange rate
  changes                               (235)                  (371)
Cash and cash equivalents at
  end of period                       50,465                 63,520


Financial Review

Net interest income

                  Half-year ended   Half-year ended    Half-year ended
                          30Jun05           30Jun04            31Dec04
Figures in HK$m                            restated           restated

Net interest income^        5,264             4,715              4,980
Average interest-earning
  assets                  497,987           470,141            478,253
Net interest spread          1.99%             1.95%              1.99%
Net interest margin          2.13%             2.02%              2.07%

^Included within net interest income was HK$9 million with respect of interest income accrued on impaired loans and advances.

Net interest income increased by HK$549 million, or 11.6 per cent, compared with the first half of 2004, with an increase of HK$27.8 billion, or 5.9 per cent in average interest-earning assets. Net interest margin improved by 11 basis points to 2.13 per cent with an increase in net interest spread of 4 basis points to
1.99 per cent. Contribution from net free funds rose by 7 basis points to 0.14 per cent benefiting from the rise in market interest rates.

Deposits spreads benefited as local market interest rates moved up in the second quarter, after a prolonged period of exceptionally low levels. Net interest margin also benefited from the growth in customer advances, particularly, higher yielding card, personal and SME loans and the inclusion of interest income from the held-to-maturity debt portfolio of life insurance funds.

Treasury securities investment and money market portfolios were negatively affected by the rise in funding costs and the flattening of the yield curves. The mortgage portfolio yields continued to fall amidst intense market competition, although the downward pricing trend started to reverse in the second quarter.

The impact of individual factors on net interest income and net interest margin is analysed below:

                                             HK$m      Basis points
                                     Net interest      Net interest
                                           income            margin

Narrowing of spread on treasury
  securities and money market
  portfolios                                 (148)               (6)
Fall in mortgage portfolio yields            (123)               (5)
Improvement in deposits spreads               173                 7
Contribution from net free funds              173                 7
Interest income from insurance fund
  assets                                      198                 8
Growth in average interest-earning
  assets                                      276                 -
                                              549                11

The average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 223 basis points below BLR for the first half of 2005, before accounting for the effect of cash incentive payments. This compared with 192 basis points and 211 basis points below BLR in the first and second halves of 2004 respectively. Following adoption of the new accounting policies on 1 January 2005, mortgage incentive payments are taken into account for calculation of effective interest rate and recognised over the expected life of a mortgage loan together with mortgage interest income. During the first half of 2005, cash incentive paid amounted to HK$94 million. That part of mortgage incentive payment (including the unamortised amount carried forward from previous years) recognised in accordance with the new accounting policy in the first half of 2005 was HK$55 million. In the first and second halves of 2004, incentive payments written off against interest income amounted to HK$80 million and HK$77 million respectively.

Compared with the second half of 2004, net interest income improved by HK$284 million, or 5.7 per cent, with a 6 basis points increase in net interest margin to 2.13 per cent. Net interest spread remained the same as the second half of 2004 while contribution from net free funds rose by 6 basis points to 0.14 per cent. Improvement in deposits spreads, growth in average customer advances and the inclusion of interest income from the held-to-maturity portfolios of life insurance funds, contributed favourably to net interest spread. Negative factors included the narrowing in treasury portfolio spread, the fall in mortgage portfolio yields and the recovery of suspended interest on upgrading of large doubtful accounts in the second half of 2004.

The impact of individual factors on net interest income and net interest margin is analysed below:

                                             HK$m      Basis points
                                     Net interest      Net interest
                                           income            margin

Narrowing of spread on treasury
  securities and money market
  portfolios                                 (198)               (8)
Recovery of suspended interest                (74)               (3)
Fall in mortgage portfolio yields             (49)               (2)
Improvement in deposits spreads               123                 5
Contribution from net free funds              148                 6
Interest income from insurance fund
  assets                                      198                 8
Growth in average interest-earning
  assets                                      136                 -
                                              284                 6

On adoption of HKAS 39, interest income and expenses of financial instruments for trading and designated as at fair value through profit or loss for the first half of 2005, are reported as trading income and net income from financial instruments designated as at fair value respectively with effect from 01 January 2005. Whereas net interest income from the held-to-maturity debt securities of insurance funds were reported as net investment income on assets backing policyholder liabilities in the first and second halves of 2004. The following table shows the total net interest income from all sources for the three half-year periods:

                   Half-year ended   Half-year ended   Half-year ended
                           30Jun05           30Jun04           31Dec04
Figures in HK$m                             restated          restated

Net interest income
  per profit and
  loss account               5,264             4,715             4,980
Interest income less
  expenses from:
- trading financial
  instruments                   44                 -                 -
- fair value financial
  instruments                   24                 -                 -
- assets backing
  policyholder liabilities       -               124               186
Total net interest
  income                     5,332             4,839             5,166


Net fee income

             Half-year ended      Half-year ended     Half-year ended
                     30Jun05              30Jun04             31Dec04
Figures in HK$m                          restated            restated

- securities/
  stockbroking           233                  295                 265
- retail investment
  products and
  funds under
  management             670                  869                 630
- insurance               77                   51                  50
- account services       110                  108                 106
- remittance              67                   60                  65
- cards                  334                  283                 315
- credit facilities       41                  123                 117
- import/export          139                  118                 138
- other                   70                   67                  69
Fee income             1,741                1,974               1,755
Fee expense             (215)                (153)               (263)
Net fee income         1,526                1,821               1,492


Net fee income fell by HK$295 million, or 16.2 per cent, compared with the first half of 2004. Income from stockbroking and securities related income fell by HK$62 million, or 21.0 per cent. Income from retail investment products and funds under management was lower by HK$199 million, or 22.9 per cent, as compared to the exceptionally high capital guaranteed fund sales in the first quarter of 2004, although this was partly offset by the strong sales of structured investment products and the growth in private banking business in the first half of 2005. Credit facilities income fell by HK$82 million as all corporate loan origination fees are now reported as part of interest income under the new accounting policies that came into effect on 1 January 2005. Card services income rose by 18.0 per cent, underpinned by 20.6 per cent growth in card spending. Insurance agency commissions and trade finance also recorded encouraging growth, reflecting the business growth of the Commercial Banking Customer Group.

Compared with the second half of 2004, net fee income rose by HK$34 million, or
2.3 per cent, mainly contributed by growth in card services fees and insurance agency commission.

Trading income
                   Half-year ended   Half-year ended   Half-year ended
                           30Jun05           30Jun04           31Dec04
Figures in HK$m                             restated          restated

Net interest income             44                 -                 -

Dealing profits:
- foreign exchange             277               530               445
- securities,
  derivatives and
  other trading
  activities                   112                28                21
                               389               558               466
                               433               558               466

Trading income fell by HK$125 million, or 22.4 per cent (a fall of HK$169 million, or 30.3 per cent, excluding interest income and expenses from trading financial instruments), compared with the first half of 2004. This was mainly due to the HK$253 million fall in foreign exchange income which included the revaluation loss of HK$147 million of foreign exchange contracts used for hedging on-balance sheet positions.

Income from securities, derivatives and other trading activities rose by HK$84 million, mainly due to the rise in profit from derivatives of HK$136 million, attributable mainly to the packaging of structured investment products for commercial and personal customers.

Compared with the second half of 2004, trading income fell by HK$33 million, or
7.1 per cent (a fall of HK$77 million, or 16.5 per cent, excluding interest income and expenses).

Net income from financial instruments designated as at fair value

Net income from financial instruments as at fair value through profit or loss amounted to HK$50 million, including net interest income and expenses, investment income, and revolution gains and losses. Financial assets, liabilities and derivatives are designated as at fair value through profit and loss mainly to achieve economic hedge of market risks and are not for short-term trading. Certain long-term insurance fund assets are also designated as at fair value through profit and loss to meet policyholders' liabilities. Before the change in accounting policies effective 1 January 2005, these income were reported under their respective income categories.


Analysis of income from wealth management businesses
                      Half-year ended           Half-year ended           Half-year ended
                              30Jun05                   30Jun04                   31Dec04
Figures in HK$m                                        restated                  restated

Investment income:
- retail investment
  products and funds
  under management ^              789                       869                       630
- securities/stockbroking         233                       295                       265
- margin trading                   33                        33                        33
                                1,055                     1,197                       928
Insurance income:
- life insurance
  - underwriting including
    embedded value                334                       387                       236
  - life investment income ^^     209                        79                       339
- general insurance and others    161                       150                       119
                                  704                       616                       694
Total                           1,759                     1,813                     1,622

^ Income from retail investment products and funds under management included those which were reported under fees and commissions including the sale of unit trust funds, third party investment products and private banking business. This also included profit on issue of structured investment products, reported under trading income.

^^ Investment income from insurance funds included those reported as net interest income, trading income, net income from financial instruments designated as at fair value and net investment income on assets backing policyholder liabilities.

Wealth management business related income fell slightly by HK$54 million, or 3.0 per cent, compared with the first half of 2004. Investment income fell by HK$142 million, or 11.9 per cent. In a rising interest rate environment, the focus of the bank's investment services shifted from capital guaranteed funds to yield enhancement structured instruments. The bank continued to widen its investment products range to facilitate customers in capturing market opportunities. Private banking business recorded encouraging growth in both customers and asset management portfolios.

Total funds under management, including discretionary and advisory, grew by 10.6 per cent to HK$99.4 billion during the first half of 2005.

Insurance agency and underwriting income, including embedded value of long-term life contracts, increased by HK$88 million, or 14.3 per cent, following the successful launch of new insurance plans such as 'Three-year Express Wealth' and 'Five-year Excel' with cumulative life protection and wealth benefits.

Compared with the second half of 2004, wealth management business related income rose by HK$137 million, or 8.4 per cent, attributable to the growth of 13.7 per cent and 1.4 per cent in investment services related income and insurance income respectively.

Loan impairment(charges)/releases and other credit risk allowances
                              Half-year ended       Half-year ended       Half-year ended
                                      30Jun05               30Jun04               31Dec04
Figures in HK$m                                            restated              restated

Loan impairment(charges)/
  releases
  - individually assessed                 (95)                  144                    (3)
  - collectively assessed
    - portfolios basis                    (55)                  (96)                  (80)
    - individually unimpaired loans      (152)                  698                   114
                                         (302)                  746                    31
 Of which:
  - new and additional                   (666)                 (241)                 (222)
  - releases                              314                   932                   199
  - recoveries                             50                    55                    54
                                         (302)                  746                    31

Loan impairment charges amounted to HK$302 million, compared with net releases in loan impairment of HK$746 million for the first half of 2004 and HK$31 million for the second half of 2004. The overall loan impairment charges on individually assessed loans amounted to HK$95 million, with new loan impairment charges on certain commercial banking accounts offset by a net release from mortgages and personal loans. This compared with a net release of HK$144 million in the first half of 2004. Impairment loss for small homogeneous loans collectively assessed on a portfolio basis amounted to HK$55 million, compared with HK$96 million for the first half of 2004, reflecting further improvement in credit card charge-offs in the generally stronger economic conditions. Collective assessment of loans determined not to be individually impaired resulted in a charge of HK$152 million, following an update of the historical loss rate to cover the economic cycle. This compared with releases in general provisions of HK$698 million and HK$114 million for the first and second halves of 2004 respectively.

Operating expenses
                            Half-year ended         Half-year ended       Half-year ended
                                    30Jun05                 30Jun04               31Dec04
Figures in HK$m                                            restated              restated

Personnel expenses:
- salaries and other costs            1,059                     972                 1,093
- retirement benefit costs               66                      84                    85
                                      1,125                   1,056                 1,178

General and administrative expenses:
- rental expenses                        98                      95                    98
- other premises and equipment          343                     319                   358
- other operating expenses              451                     381                   483
                                        892                     795                   939
Depreciation of business
  premises and equipment                135                     126                   130
Amortisation of intangible
  assets                                  4                       4                     4
                                      2,156                   1,981                 2,251

Cost:income ratio                      26.7%                   24.6%                 28.1%

Staff numbers by region^

                                 At 30Jun05              At 30Jun04            At 31Dec04

Hong Kong                             7,148                   7,233                 7,229
Mainland and others                     377                     242                   313
Total                                 7,525                   7,475                 7,542

^ Full-time equivalent

Operating expenses went up by HK$175 million, or 8.8 per cent, compared with the same period last year. Personnel expenses rose by 6.5 per cent, attributable to the salary increment at the beginning of the year and the increase in average headcount of 193, which was mainly related to recruitment for Personal Financial Services business and the expansion of the Mainland network. Increases in IT costs on business and credit control systems accounted for a 7.5 per cent increase in other premises and equipment cost. Other operating expenses rose by
18.4 per cent, due mainly to an increase in marketing expenditure for the promotion of card and insurance products and processing costs as further activities were outsourced to group service centres in Guangzhou and Shanghai.

Compared with the second half of 2004, operating expenses fell by HK$95 million, or 4.2 per cent, due to the provision made for staff performance bonuses for 2004 in the previous half-year period.

Full-time equivalent staff at 30 June 2005 was 7,525, a drop of 17 compared with the previous year-end, due to further migration of processing to the Mainland service centres and higher staff turnover. The number of staff on the Mainland increased by 64 in the first half of 2005, following the opening of a sub-branch in Shenzhen and the expansion of the Fuzhou branch.

The cost:income ratio for the first half of 2005 was 26.7 per cent, compared with 24.6 per cent and 28.1 per cent for the first and second halves of 2004.

Profit on disposal of tangible fixed assets and financial investments
                            Half-year ended         Half-year ended       Half-year ended
                                    30Jun05                 30Jun04               31Dec04
Figures in HK$m                                            restated              restated

Profit on disposal of
  financial investments
- realisation of amounts
  previously recognised
  in revaluation reserves
  at beginning of
  the period                            327                     301                    80
- gains arising in current
  period                                  1                      28                     3
                                        328                     329                    83

Profit less loss on
  disposal of tangible
  fixed assets                           20                      20                    10
                                        348                     349                    93

Tax expenses

Taxation in the consolidated profit and loss account represents:

                            Half-year ended         Half-year ended       Half-year ended
                                    30Jun05                 30Jun04               31Dec04
Figures in HK$m                                            restated              restated

Current tax - provision
  for Hong Kong profits tax
Tax for the period                      783                     864                   670
Benefit of previously
  unrecognised tax losses                 -                      (1)                    1
(Over)/under-provision
  in respect of prior years               -                     (15)                    3
                                        783                     848                   674
Current tax - taxation
  outside Hong Kong
Tax for the period                        6                       3                     4

Deferred tax
Origination and reversal
  of temporary differences              135                     141                    41
Total tax expenses per
  profit and loss account               924                     992                   719
Share of associated
  companies' taxation                   110                       2                    54
Total tax expenses
  (including share of
  associated companies'
  taxation)                           1,034                     994                   773

Effective tax rate                     14.4%                   13.7%                 12.7%

The current tax provision is based on the estimated assessable profit for the first half of 2005, and is determined for the bank and its subsidiaries operating in the Hong Kong SAR using the Hong Kong profits tax rate of 17.5 per cent (17.5 per cent for 2004). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the countries in which they operate are used.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also dealt with in the reserves. The carrying amount of deferred tax assets/ liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

Earnings per share

The calculation of earnings per share for the first half of 2005 is based on earnings of HK$6,045 million (HK$6,188 million for the first half of 2004) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first half of 2004).

Dividends per share
                         Half-year ended          Half-year ended      Half-year ended
                                 30Jun05                  30Jun04              31Dec04
                    HK$             HK$m            HK$      HK$m        HK$      HK$m
              per share                       per share            per share

First interim      1.10            2,103           1.10     2,103          -         -
Second interim     1.10            2,103           1.10     2,103          -         -
Third interim         -                -              -         -       1.10     2,103
Fourth interim        -                -              -         -       1.90     3,633
                   2.20            4,206           2.20     4,206       3.00     5,736

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

The group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate and Institutional Banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the bank and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and available-for-sale equities.

Personal Financial Services

Personal Financial Services (PFS) reported a growth of 12.8 per cent in pre-tax profit, underpinned by the growth in net interest income and a net release in loan impairment loss, mainly from mortgages and personal loans.

Net interest income grew by 20.4 per cent, benefiting from the growth in average deposits and a widening of deposits spreads as the local market interest rates moved up after a prolonged period of exceptionally low levels. The expansion of the consumer lending portfolio also contributed to the growth in net interest income despite further decline in mortgage portfolio yields.

The wealth management business remained the core of the PFS business. In a rising interest rate environment, the focus of investment services shifted from capital guaranteed funds to yield enhancement structured products and the further widening of the investment product range. Private banking business recorded encouraging growth in both customers and asset management portfolios. Insurance continued to record satisfactory growth with a rise of 6.7 per cent in life annualised premiums following the successful launch of new insurance plans featuring cumulative life protection and wealth benefits. Credit card services income rose satisfactorily, driven by the growth of 10.6 per cent and 20.6 per cent in card base and cardholder spending respectively.

Net fees income (mainly including the sales of retail investment products and stockbroking and related income) fell by HK$186 million or 13.5 per cent. Net earned insurance premiums rose by 39.1 per cent, mainly contributed from renewed policies as the life insurance in-force policies continued to expand apart from the growth in new policies. Other operating income rose by HK$65 million or 14.9 per cent.

During the first half of 2005, PFS customer advances grew by 1.2 per cent, recorded in mortgages, card and personal loans, despite the fall in mortgages under the suspended GHOS. Customer deposits were 0.8 per cent lower, compared with the end of last year.

Commercial Banking

Commercial Banking (CMB) reported pre-tax profit of HK$437 million, a fall of
66.7 per cent compared with the same period last year. This fall was largely due to the net charge for loan impairment of HK$453 million compared with a net release of HK$581 million in the first half of 2004. At the operating profit prior to loans impairment loss, CMB recorded growth of 4.9 per cent.

Net interest income increased by 17.4 per cent, underpinned by the strong growth in average customer advances of 30.9 per cent and the widening of deposits spreads. Growth of 6.8 per cent in trade finance income, consistent with the increase in trade services turnover, was outweighed by a fall in investment services income, resulting in an overall decline of 9.0 per cent in net fee income, net earned insurance premiums and other operating income.

Customer advances rose by 11.7 per cent. There was particularly strong growth of
14.1 per cent recorded in trade finance as CMB further leveraged its strong relationship management team, trade services capabilities and branches on the Mainland and in Macau to provide customised services to meet customers' needs.

Corporate and Institutional Banking

Corporate and Institutional Banking (CIB) reported a pre-tax profit of HK$171 million, 60.2 per cent lower than the same period last year. This was affected by the collectively assessed loan impairment charges of HK$109 million compared with a net release of HK$116 million in the first half of 2004. Operating profit before loans impairment loss was down by 10.8 per cent with the fall in fees and other operating income outweighing the growth in net interest income, driven by the growth of average customer advances and improved deposits spreads.

During the first half of 2005, corporate advances grew by 3.5 per cent.

Treasury

Treasury's pre-tax profit fell by 40.9 per cent. Net interest income fell by
31.5 per cent, affected by the rise in funding costs and fewer gapping opportunities due to the flattening of the yield curves. Trading income fell by
66.3 per cent, mainly affected by the fall of HK$91 million in foreign exchange income as a result of the drop in customer trade turnover, and the losses from the economic hedges under the new accounting standards. Income from derivatives trading rose by HK$47 million, attributable mainly to increased sales of structured investment products to commercial and personal customers.

Other

Other showed a significant increase of 153.4 per cent in pre-tax profit. This was mainly attributable to the surplus on revaluation of properties and the improved return on shareholders' funds following the rise in market interest rates.

                     Personal                    Corporate &                                      Inter-
                    Financial   Commercial     Institutional                                     segment
Figures in HK$m      Services      Banking           Banking      Treasury        Other      elimination         Total

Half-year ended
30Jun05
Income and expenses
Net interest income     3,363          734               302           686          257              (78)        5,264
Net fee income          1,196          277                36           (11)          28                -         1,526
Net earned insurance
  premiums              2,619          109                 -             -            -                -         2,728
Other operating
  income                  500          122                 8           136          137               78           981
Inter-segment
  income                    -            -                 -             -          154             (154)            -
Total operating
  income                7,678        1,242               346           811          576             (154)       10,499
Net insurance
  claims incurred
  and movement in
  policyholder
  liabilities          (2,387)         (22)                -             -            -                -        (2,409)
Net operating
  income before
  loan impairment
  (charges)/releases
  and other
  credit risk
  allowances            5,291        1,220               346           811          576             (154)        8,090
Loan impairment
  (charges)/ releases
  and other
  credit risk
  allowances              260         (453)             (109)            -            -                -          (302)
Net operating
  income                5,551          767               237           811          576             (154)        7,788
Total operating
  expenses^            (1,468)        (429)              (63)          (80)        (116)               -        (2,156)
Inter-segment
  expenses               (123)         (25)               (3)           (3)           -              154             -
Operating profit            -            -                 -             -          348                -           348
Net surplus on
  property
  revaluation               -            -                 -             -          877                -           877
Share of profits
  of associated
  companies                10          124                 -            56           15                -           205
Profit before
  tax                   3,970          437               171           784        1,700                -         7,062
Share of pre-tax
  profit                 56.2%         6.2%              2.4%         11.1%        24.1%               -         100.0%

Operating profit
  excluding
  inter-segment
  transactions          4,083          338               174           731          306                -        5,632

^ Included in
  operating
  expenses is
  depreciation/
  amortisation
  of                      (50)          (9)               (1)           (1)         (78)               -         (139)

At 30Jun05
Total assets          146,398       52,351            80,182       267,687       23,101                -       569,719
Total
  liabilities         353,402       73,003            29,628        61,214       10,041                -       527,288
Investments in
  associated
  companies                96        1,210                 -           546          597                -         2,449
Capital expenditure
  incurred during
  the period               63           13                 5             1           15                -            97

                     Personal                    Corporate &                                      Inter-
                    Financial   Commercial     Institutional                                     segment         Total
Figures in HK$m      Services      Banking           Banking      Treasury        Other      elimination      restated

Half-year ended
30Jun04
Income and
  expenses
Net interest
  income                2,794          625               259         1,002           35                -         4,715
Net fee income          1,382          320               106            (9)          22                -         1,821
Net earned
  insurance
  premiums              1,883          115                 -             -            -                -         1,998
Other operating
  income                  435          123                 8           404          141               -          1,111
Inter-segment
  income                    -            -                 -             -          159             (159)            -
Total operating
  income                6,494        1,183               373         1,397          357             (159)        9,645
Net insurance
  claims incurred
  and movement in
  policyholder
  liabilities          (1,560)         (34)                -             -            -                -        (1,594)
Net operating
  income before
  loan impairment
  releases and
  other credit risk
  allowances            4,934        1,149               373         1,397          357             (159)        8,051
Loan impairment
  releases and other
  credit risk
  allowances               49          581               116             -            -                -           746
Net operating
  income                4,983        1,730               489         1,397          357             (159)        8,797
Total operating
  expenses^            (1,334)        (393)              (56)          (68)        (130)               -       (1,981)
Inter-segment
  expenses               (128)         (26)               (3)           (2)           -              159             -
Operating profit        3,521        1,311               430         1,327          227                -         6,816
Profit on disposal
  of tangible fixed
  assets and financial
  investments               -            -                 -             -          349                -           349
Net surplus
  on property
  revaluation               -            -                 -             -           91                -            91
Share of profits
  of associated
  companies                 -            -                 -             -            4                -             4
Profit before
  tax                   3,521        1,311               430         1,327          671                _         7,260
Share of pre-tax
  profit                 48.5%        18.1%              5.9%         18.3%         9.2%               -         100.0%

Operating profit
  excluding
  inter-segment
  transactions          3,649        1,337               433         1,329           68                -         6,816

^ Included in
  operating expenses
  is depreciation/
  amortisation
  of                      (53)          (9)               (1)           (1)         (66)               -          (130)

At 30Jun04
Total assets          140,417       42,376            75,152       222,498       22,115                -       502,558
Total liabilities     327,788       72,671            24,605        18,538       18,890                -       462,492
Investments in
  associated
  companies                90        1,075                 -           470          468                -         2,103
Capital
  expenditure incurred
  during the period        35            6                 1             1           15                -            58

                     Personal                    Corporate &                                      Inter-
                    Financial   Commercial     Institutional                                     segment         Total
Figures in HK$m      Services      Banking           Banking      Treasury        Other      elimination      restated

Half-year ended
31Dec04
Income and expenses
Net interest income     2,912          706               337           848          177                -         4,980
Net fee income          1,083          306                95           (10)          18                -         1,492
Net earned insurance
  premiums              2,346          128                 -             -           -                 -         2,474
Other operating
  income                  726          140                 8           303          125                _         1,302
Inter-segment
  income                    -            -                 -             -          161             (161)            -
Total operating
  income                7,067        1,280               440         1,141          481             (161)       10,248
Net insurance claims
  incurred and movement
  in policyholder
  liabilities          (2,199)         (47)                -             -            -                -        (2,246)
Net operating
  income before
  loan impairment
  releases and
  other credit
  risk allowances       4,868        1,233               440         1,141          481             (161)        8,002
Loan impairment
  releases and other
  credit risk
  allowances                2           15                14             -            -                -            31
Net operating
  income                4,870        1,248               454         1,141          481             (161)        8,033
Total operating
  expenses ^           (1,498)        (481)              (42)          (91)        (139)               -        (2,251)
Inter-segment
  expenses               (128)          (3)              (27)           (3)           -              161             -
Operating profit        3,244          764               385         1,047          342                _         5,782
Profit on disposal of
  tangible fixed
  assets and
  financial
  investments               -            -                 -            (4)          97                -            93
Net surplus
  on property
  revaluation               -            -                 -             -           55                -            55
Share of
  profits of
  associated
  companies                 4           45                 -            20           24                -            93
Profit before
  tax                   3,248          809               385         1,063          518                -         6,023
Share of
  pre-tax profit         53.9%        13.4%              6.4%         17.7%         8.6%               -         100.0%

Operating profit
  excluding
  inter-segment
  transactions          3,372          767               412         1,050          181                -         5,782

^Included in
  operating expenses
  is depreciation/
  amortisation of         (51)          (9)               (1)           (1)         (72)               -          (134)

At 31Dec04
Total assets          142,592       46,712            77,353       256,368       23,963                -       546,988
Total liabilities     353,076       77,712            25,150        21,553       27,721                -       505,212
Investments in
  associated
  companies                94        1,123                 -           491          591                -         2,299
Capital expenditure
  incurred during the
  period                   69           11                 1             1            8                -            90

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

                                                                                  Total
Figures in HK$m                  Hong Kong          Americas         Other     restated

Half-year ended 30Jun05

Income and expenses

Total operating income               9,441               962            96       10,499
Profit before tax                    5,877               947           238        7,062

At 30Jun05

Total assets                       485,067            64,811        19,841      569,719
Total liabilities                  510,484            10,095         6,709      527,288
Capital expenditure incurred
  during period                         81                 -            16           97
Contingent liabilities and
  commitments                      145,296                 -         3,429      148,725

Half-year ended 30Jun04

Income and expenses

Total operating income               8,863               731            51        9,645
Profit before tax                    6,524               718            18        7,260

At 30Jun04

Total assets                       421,676            65,212        15,670      502,558
Total liabilities                  448,473             7,967         6,052      462,492
Capital expenditure
  incurred during period                55                 -             3           58
Contingent liabilities and
  commitments                      111,159               113         1,938      113,210

                                                                                  Total
Figures in HK$m                  Hong Kong          Americas         Other     restated

Half-year ended
31Dec04

Income and expenses

Total operating income               9,310               863            75       10,248
Profit before tax                    5,075               848           100        6,023

At 31Dec04

Total assets                       460,653            69,675        16,660      546,988
Total liabilities                  490,711             9,315         5,186      505,212
Capital expenditure incurred
  during period                         88               -               2           90
Contingent liabilities and
  commitments                      127,246               -           2,925      130,171

Analysis of financial assets and liabilities by accounting treatment

The following matrix sets out the financial assets and liabilities by type and by accounting treatment on adoption of HKAS 39. The related changes in accounting policies are set out on page 65.

                              Fair value
                                 through           Available
                               profit or                 for       Amortised
Figures in HK$m       Trading       loss                sale            cost      Total

At 30Jun05

Financial assets
Cash and short-term
  funds                     -          -                   -          50,966     50,966
Placings with
  banks maturing
  after one month           -          -                   -          22,832     22,832
Treasury bills          1,843          -               4,604               -      6,447
Certificates of
  deposit               1,017        190              30,614           1,124     32,945
Investment
  securities           10,952      3,553             149,373           7,236    171,114
Derivatives
  financial
  instruments           1,326          3                 223               -      1,552
Advances to
  cutomers                  -          -                   -         260,512    260,512

Financial
  liabilities
Deposits by
  banks                     -          -                   -          34,753     34,753
Customer
  accounts              7,475          -                   -         430,395    437,870
Certificates of
  deposit and other
  debt securities in
  issue                 9,836          -                   -          11,158     20,994
Securities net
  short position        7,047          -                   -               -      7,047
Derivatives
  financial
  instruments           1,243         23                 591               -      1,857
Liabilities to
  customers
  under
  investment contracts      -          -                   -              542       542
Liabilities to
  customers under
  insurance contracts       -          -                   -           11,558    11,558
Subordinated debts          -        995                   -            1,496     2,491

Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the classification set out in the table for 'Analysis of financial assets and liabilities by accounting treatment' on page 34.

                                    Less       Three         One
                    Repayable       than      months        year      Over
                           on      three          to          to      five
Figures in HK$m        demand     months    one year  five years     years     Total

At 30Jun05

Assets
Cash and
  short-term funds      7,735     43,231           -            -        -    50,966
Placings with
  banks maturing
  after one month           -     14,436       8,192          204        -    22,832
Treasury bills              -      3,869       2,578            -        -     6,447
Certificates
  of deposit               59      5,285      10,798       15,514    1,289    32,945
Investment securities              9,498      26,189      119,437   15,990   171,114
Derivatives financial
  instruments               -      1,552          -            -         -     1,552
Advances to customers  13,625     32,801      30,977       92,770   90,339   260,512
                       21,419    110,672      78,734      227,925  107,618   546,368

Liabilities
Deposits by banks       4,800     29,953           -            -        -    34,753
Customer accounts     245,003    179,555       9,010        3,552      750   437,870
Certificates of
  deposit and other
  debt securities
  in issue                  -        278       3,392       16,638      686    20,994
Derivatives financial
  instruments               -      1,857           -            -        -     1,857
Securities net short
  position                  -      7,047           -            -        -     7,047
Liabilities to customers
  under investment
  contracts               542          -           -            -        -       542
Liabilities to customers
  under insurance
  contracts                 -          -           -            -   11,558    11,558
Subordinated debts          -          -           -          995    1,496     2,491
                      250,345    218,690      12,402       21,185    14,490  517,112

Cash and short-term funds

                   At 30Jun05           At 30Jun04             At 31Dec04
Figures in HK$m                           restated               restated

Cash in hand and
  balances with banks
  and other financial
  institutions          7,816                5,946                  7,248
Money at call and
  placings with banks
  maturing within one
  month                43,150               56,267                 57,597
                       50,966               62,213                 64,845

Trading securities

                   At 30Jun05           At 30Jun04             At 31Dec04
Figures in HK$m                           restated               restated

Treasury bills          1,843                1,657                  2,704
Certificates
  of deposit            1,017                   63                     70
Equity investments         32                  919                  1,136
Other debt
  securities           10,920                1,314                  2,090
                       13,812                3,953                  6,000

Financial assets designated as at fair value through profit or loss

                   At 30Jun05           At 30Jun04            At 31Dec04
Figures in HK$m                           restated              restated

Certificates
  of deposit              190                    -                     -
Equity investments      1,161                    -                     -
Other debt securities   2,392                    -                     -
                        3,743                    -                     -

Financial assets are designated as at fair value through profit or loss at inception, usually together with the related liabilities or derivatives for economic hedge. The policy and criteria for financial instruments designated as at fair value through profit or loss are set out in note 1 of the additional information on page 61. The figures also include those financial assets of life insurance funds designated as at fair value for backing policyholder liabilities.

Advances to customers

                   At 30Jun05           At 30Jun04            At 31Dec04
Figures in HK$m                           restated              restated

Gross advances to
  customers           261,713              247,615               252,564
Loans impairment
  allowances:
- individually
  assessed               (733)                (787)                 (692)
- collectively
  assessed               (468)                (434)                 (319)
                      260,512              246,394               251,553
Included in advances
  to customers are:
- trade bills           3,015                2,861                 3,053
- loans
  impairment
  allowances              (12)                 (12)                   (8)
                        3,003                2,849                 3,045

Loans impairment allowances against advances to customers

                                  Collectively assessed
                                                              Individual
                 Individually            Portfolio            unimpaired
Figures in HK$m      assessed                basis                 loans         Total

At1Jan05                  692                   30                   289         1,011
Amounts written off       (69)                 (84)                    -          (153)
Recoveries of advances
  written off in previous
  years                    24                   26                     -            50
New impairment allowances
  charged to profit and
  loss account            430                   84                   152           666
Impairment allowances
  released to
  profit and loss
  account                (335)                 (29)                    -          (364)
Unwind of discount
  of loans impairment
  loss                     (9)                   -                     -            (9)

At 30Jun05                733                   27                   441         1,201

Total loans impairment allowances as a percentage of gross advances to customers are as follows:

                  At 30Jun05            At 30Jun04            At 31Dec04
                                          restated              restated
                           %                     %                     %

Loans impairment
  allowances
- Individually
  assessed              0.28                  0.32                  0.27
- Collectively
  assessed
  - portfolio basis     0.01                  0.01                  0.01
  - individually
     unimpaired loans   0.17                  0.16                  0.11
Total loans
  impairment
  allowances            0.46                  0.49                  0.39

Total loans impairment allowances as a percentage of gross advances to customers rose to 0.46 per cent as at 30 June 2005, compared with 0.39 per cent at the end of 2004. Individually assessed allowances as a percentage of gross advances stood at the same level as last year-end at 0.28 per cent. Collectively assessed allowances rose by six basis points to 0.18 per cent of gross advances to customers, compared with 0.12 per cent at the end of 2004, following an update of the historical loss rate for calculation of allowances for collective assessment of loans which were individually determined to be unimpaired.

Impaired loans to customers and allowances

The amounts of impaired loans to customers are as follows:
                  At 30Jun05            At 30Jun04           At 31Dec04
Figures in HK$m                           restated             restated

Gross impaired
  loans                1,946                 3,434                1,793
Loans impairment
  allowances            (760)                 (818)                (722)
Net impaired loans     1,186                 2,616                1,071

Loans impairment
  allowances as a
  percentage of
  gross impaired
  loans                 39.1%                 23.8%                40.3%

Gross impaired
  loans as a
  percentage of
  gross advances
  to customers           0.7%                  1.4%                 0.7%

Impaired loans to customers are those advances where full repayment of principal and/or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Impairment allowances are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

Gross impaired loans rose by HK$153 million, or 8.5 per cent, to HK$1,946 million, compared with the end of 2004, the net effect of the increase in commercial banking impaired loans and the recovery from residential mortgages. Compared with 30 June 2004, gross impaired loans decreased by HK$1,488 million, or 43.3 per cent, mainly due to the repayment of certain corporate customers. Loans impairment allowances as a percentage of gross impaired loans improved to
39.1 per cent from 40.3 per cent at the end of 2004.

Overdue advances to customers

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

                  At 30Jun05            At 30Jun04           At 31Dec04
                                          restated             restated
                HK$m       %    HK$m             %        HK$m        %

Gross advances
  to customers
  which have
  been overdue
  with respect
  to either
  principal or
  interest for
  periods of:
- six months or
  less but
  over three
  months         500     0.2     715           0.3          587     0.2
- one year
  or less but
  over six
  months         224     0.1     378           0.1          304     0.1
- over one
  year           423     0.1     507           0.2          430     0.2
               1,147     0.4   1,600           0.6        1,321     0.5

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.


Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers is as follows:

                               At 30Jun05                At 30Jun04                At 31Dec04
                                                           restated                  restated
                           HK$m         %          HK$m           %          HK$m           %
Rescheduled advances
 to customers               357       0.1         2,621         1.1         1,512         0.6

Rescheduled advances are those which have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concession terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances which have been overdue for more than three months under the rescheduled terms are reported as overdue advances to customers (page 40).

Rescheduled advances reduced by HK$1,155 million, or 76.4 per cent, to HK$357 million at 30 June 2005, representing 0.1 per cent of gross advances to customers. The reduction was mainly the result of the repayment and upgrade of corporate customers and personal loans.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 30 June 2005, over 90 per cent of the group's advances to customers and the related impaired loans and overdue advances were classified under the area of Hong Kong (unchanged from the positions at 30 June 2004 and 31 December 2004).

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

                                   At 30Jun05     At 30Jun04      At 31Dec04
Figures in HK$m                                     restated        restated

Gross advances to customers
 for use in Hong Kong

Industrial, commercial
 and financial sectors
Property development                   15,048         13,909          12,818
Property investment                    41,986         39,960          44,732
Financial concerns                      4,399          4,819           3,996
Stockbrokers                              298            372             314
Wholesale and retail trade              5,244          5,107           5,460
Manufacturing                           7,770          3,733           4,384
Transport and transport equipment      12,080         11,416          11,173
Other                                  23,535         20,392          22,010
                                      110,360         99,708         104,887
Individuals
Advances for the purchase
 of flats under the Government Home
 Ownership Scheme, Private Sector
 Participation Scheme and Tenants
 Purchase Scheme                       24,713         28,177          26,386
Advances for the purchase of
 other residential properties          81,545         80,740          79,987
Credit card advances                    6,583          5,508           6,534
Other                                   7,385          7,435           7,122
                                      120,226        121,860         120,029
Total gross advances for
 use in Hong Kong                     230,586        221,568         224,916
Trade finance                          16,910         15,807          15,539
Gross advances for use
 outside Hong Kong                     14,217         10,240          12,109
Gross advances to customers           261,713        247,615         252,564

Lending to the industrial, commercial and financial sectors rose by 5.2 per cent during the first half of 2005. Financial concerns, including investment holding vehicles, grew by 10.1 per cent. Wholesale, retail and manufacturing together were up by 32.2 per cent, reflecting the continued expansion of the economy. Lending to the transport and transport equipment sector, mainly taxi and other motor vehicle loans, also recorded a growth of 8.1 per cent.

Individual lending was up 0.2 per cent compared with the end of 2004, or up 2.0 per cent excluding mortgages under the GHOS Scheme which is still in suspension. Residential mortgages went up by 1.9 per cent in an active and competitive market. Card advances and others, mainly personal advances, together grew 2.3 per cent as the bank continued to promote consumer finance.

Trade finance advances recorded an encouraging growth of 8.8 per cent, benefiting from further increase in external trade activities.

Gross advances for use outside Hong Kong rose by 17.4 per cent, largely due to growth in lending activity by our mainland branches.

Financial investments
                                     At 30Jun05     At 30Jun04       At 31Dec04
Figures in HK$m                                       restated         restated

Available-for-sale at fair value
- equity investments                      1,560          1,484            1,838
- certificates of deposit and other
  debt securities                       183,030              -                -
Held-to-maturity at amortised cost
 debt securities                          8,361        160,634          181,100
                                        192,951        162,118          182,938

Fair value of held-to-maturity
 debt securities                          8,818        160,796          182,577

Treasury bills                            4,604          3,715            3,923
Certificates of deposit                  31,738         33,295           35,393
Equity shares                             1,560          1,484            1,838
Other debt securities                   155,049        123,624          141,784
                                        192,951        162,118          182,938

Available-for-sale investments include treasury bills, certificates of deposit, other debt securities and equity investments intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment. Available-for-sale investments are carried at fair value with the gains and losses from change in fair value recognised through equity reserves.

Held-to-maturity debt securities are stated at amortised cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of maturity.

On adoption of HKAS 39 on 1 January 2005, the group has reclassified all held-to-maturity debt securities as available-for-sale, with the exception of certain life insurance fund portfolios. This is to maintain the flexibility of the group in managing its liquidity and interest rate risks.

Analysis of securities by counterparty and place of listing

                                       At 30Jun05     At 30Jun04      At 31Dec04
Figures in HK$m                                         restated        restated

Trading securities                         13,812          3,953           6,000
Financial assets designated as at
 fair value through profit or loss          3,743              -               -
Financial investments                     192,951        162,118         182,938
                                          210,506        166,071         188,938

At carrying value
Issued by public bodies:
- central governments and central banks    25,157         19,840          24,161
- other public sector entities             12,664         11,535          13,934

                                           37,821         31,375          38,095
Issued by other bodies:
- banks and other financial institutions  151,264        112,859         128,129
- corporate entities                       21,421         21,837          22,714
                                          172,685        134,696         150,843
                                          210,506        166,071         188,938

- listed in Hong Kong                       7,429          6,814           8,069
- listed outside Hong Kong                  2,366         26,854          29,000
                                            9,795         33,668          37,069
- unlisted                                200,711        132,403         151,869
                                          210,506        166,071         188,938

At fair value
Issued by public bodies:
- central governments and central banks    25,172         19,791          24,435
- other public sector entities             12,680         11,739          14,371

                                           37,852         31,530          38,806
Issued by other bodies:
- banks and other financial institutions  151,689        112,854         128,722
- corporate entities                       21,422         21,849          22,887
                                          173,111        134,703         151,609
                                          210,963        166,233         190,415

- listed in Hong Kong                       7,433          6,801           8,176
- listed outside Hong Kong                  2,404         26,845          29,023
                                            9,837         33,646          37,199
- unlisted                                201,126        132,587         153,216
                                          210,963        166,233         190,415

Amounts due from/to immediate holding company and fellow subsidiary companies

At balance sheet dates, the amounts due from/to immediate holding company and fellow subsidiary companies included in the assets and liabilities balances of the consolidated balance sheets are analysed as follows:

Figures in HK$m                             At 30Jun05            At 30Jun04           At 31Dec04

Amounts due from:
Cash in hand and balances with
banks and other financial institutions           1,013                 1,588                1,227
Placings with banks                              4,619                 3,222                2,416
Trading securities                                  50                     -                  154
Financial assets designated as at
 fair value through profit or loss                 155                     -                    -
Financial investments                            1,236                 1,557                1,574
Other assets                                       228                   248                  224
                                                 7,301                 6,615                5,595

Amounts due to:
Customer accounts                                  136                   147                  165
Deposits from banks                              9,946                 7,002                3,301
Other liabilities                                  770                   384                  465
                                                10,852                 7,533                3,931

Investments in associated companies

                                              At 30Jun05              At 30Jun04       At 31Dec04
Figures in HK$m                                                         restated         restated

Share of net assets                                2,138                   2,103            1,988
Goodwill                                             311                       -              311
                                                   2,449                   2,103            2,299

Intangible assets
                                              At 30Jun05              At 30Jun04       At 31Dec04
Figures in HK$m                                                         restated         restated

Value of in-force long-term
 assurance business                                1,409                   1,128            1,249
Other intangible assets                               17                      18               17
                                                   1,426                   1,146            1,266

Other assets
                                              At 30Jun05              At 30Jun04       At 31Dec04
Figures in HK$m                                                         restated         restated

Items in the course of collection
 from other banks                                  3,858                   4,235            4,456
Prepayments and accrued income                     3,328                   2,873            3,029
Deferred tax assets                                    7                      17               11
Non current assets held for sale                     237                     385              320
Other accounts                                     1,574                   2,056            2,164
                                                   9,004                   9,566            9,980

On adoption of HKFRS5, repossessed collateral assets have been reclassified from 'Advances to customers' to 'Non current assets held for sale' under 'Other assets'.

Current, savings and other deposit accounts
                                              At 30Jun05              At 30Jun04       At 31Dec04
Figures in HK$m                                                         restated         restated

Current, savings and other deposit accounts:
- as per consolidated balance sheet              430,395                 418,638          447,460
- structured deposits reported as trading
  liabilities                                      7,475                       -                -
                                                 437,870                 418,638          447,460
By type:
- demand and current accounts                     29,583                  33,183           36,148
- savings accounts                               212,344                 231,135          251,192
- time and other deposits                        195,943                 154,320          160,120
                                                 437,870                 418,638          447,460

Certificates of deposit and other debt securities in issue

                                              At 30Jun05              At 30Jun04       At 31Dec04
Figures in HK$m                                                         restated         restated

Certificates of deposit and
 other debt securities in issue:
- as per consolidated balance sheet               11,158                   9,807           16,055
- structured certificates of deposit
  and other debt securities in issue
  reported as trading liabilities                  9,836                       -                -
                                                  20,994                   9,807           16,055

By type:
- Certificates of deposit in issue                20,839                   9,807           15,409
- Other debt securities in issue                     155                       -              646
                                                  20,994                   9,807           16,055

Current, savings and other deposit accounts (including structured deposits reported as trading liabilities) fell by HK$9.6 billion, or 2.1 per cent, to HK$437.9 billion at 30 June 2005, compared with the last year-end. Certificates of deposit and other debt securities in issue (including those reported as trading liabilities) rose by HK$4.9 billion to HK$21.0 billion at 30 June 2005. As interest rates gradually moved up, customer deposits shifted from current and savings accounts to time deposits. Certificates of deposit and other deposit instruments with yield enhancement features also gained in popularity.

Trading liabilities
                                              At 30Jun05              At 30Jun04       At 31Dec04
Figures in HK$m                                                         restated         restated

Certificates of deposit and
 other debt securities in issue                    9,836                       -                -
Structured deposits                                7,475                       -                -
Short positions in securities                      7,047                   2,657            5,840
                                                  24,358                   2,657            5,840

Trading liabilities includes customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which was managed in the trading book.

Other liabilities
                                               At 30Jun05             At 30Jun04       At 31Dec04
Figures in HK$m                                                         restated         restated

Items in the course of transmission
 to other banks                                     5,629                  5,162            6,136
Accruals                                            1,124                  1,703            2,303
Long-term liabilities attributable to
 policy holders                                         -                  6,342            8,291
Other                                               1,113                  1,988            4,252
                                                    7,866                 15,195           20,982

Subordinated liabilities
                                               At 30Jun05             At 30Jun04       At 31Dec04
Figures in HK$m                                                         restated         restated

Floating rate subordinated notes
 due 2015                                           1,496                      -                -
4.125 per cent subordinated notes due 2015
 reported as financial liabilities
 designated as at fair value through profit
 or loss                                              995                      -                -
                                                    2,491                      -                -

In June 2005, the bank issued subordinated notes of total nominal value of HK$2,500 million, divided into a fixed rate tranche of HK$1,000 million and a floating rate tranche of HK$1,500 million. Both tranches will mature on or about 23 June 2015 with a one-time call option in June 2010 (call option date).

The fixed rate notes bear an interest rate of 4.125 per cent per annum payable semi-annually from the issue date to the call option date at which point, if the notes are not redeemed, the interest rate will be reset to three-month HIBOR plus 0.825 per cent, payable quarterly.

The floating rate notes bear an interest at three-month HIBOR plus 35 basis points payable quarterly from the issue date to the call option date. Thereafter, if the notes are not redeemed, the interest rate will be reset to three-month HIBOR plus 0.85 per cent.

Shareholders' funds
                                               At 30Jun05     At 30Jun04             At 31Dec04
Figures in HK$m                                                 restated               restated

Share capital                                       9,559          9,559                  9,559
Retained profits                                   26,222         24,293                 23,854
Premises revaluation resevere                       3,387          2,615                  2,778
Long-term equity investment
 revaluation reserve                                    -            635                    935
Cash flow hedge reserve                              (256)             -                      -
Available-for-sale investment reserve                 294              -                      -
Capital redemption and
 share option reserves                                193            137                    165
Other reserves                                         (2)             -                      -
Total reserves                                     29,838         27,680                 27,732
                                                   39,397         37,239                 37,291
Proposed dividends                                  2,103          2,103                  3,633
Shareholders' funds                                41,500         39,342                 40,924

Return on average shareholders' funds                29.7%          32.0%                  25.2%

There was no purchase, sale or redemption of the bank's listed securities by the bank or any of its subsidiaries during the first half of 2005.

Shareholders' funds (excluding proposed dividends) rose by HK$2,106 million, or
5.6 per cent, to HK$39,397 million at 30 June 2005. Retained profits increased by HK$2,368 million and premises revaluation reserve rose by HK$609 million, reflecting the rise in the property market.

The return on average shareholders' funds was 29.7 per cent, compared with 32.0 per cent and 25.2 per cent for the first and second halves of 2004 respectively.

Capital resources management

Analysis of capital base and risk-weighted assets
Figures in HK$m                         At 30Jun05                    At 30Jun04               At 31Dec04

Capital base
Tier 1 capital
- share capital                              9,559                         9,559                    9,559
- retained profits                          21,829                        21,193                   20,560
- classified as regulatory reserve            (468)                            -                        -
- capital redemption reserve                    99                            99                       99
- less: goodwill                              (311)                         (311)                    (302)
- total                                     30,708                        30,540                   29,916
Tier 2 capital
- property revaluation reserve               4,710                         4,965                    5,322
- available-for-sale investment and
  equity revaluation reserve                   350                           422                      625
- collective impairment allowances             468                           403                      289
- regulatory reserve                           468                             -                        -
- term subordinated debt                     2,491                             -                        -
- total                                      8,487                         5,790                    6,236
Unconsolidated investments and other
 deductions                                 (2,871)                       (2,606)                  (2,829)
Total capital base after deductions         36,324                        33,724                   33,323

Risk-weighted assets
On-balance sheet                           276,339                       245,792                  259,429
Off-balance sheet                           17,698                        15,591                   16,577
Total risk-weighted assets                 294,037                       261,383                  276,006
Total risk-weighted assets
 adjusted for market risk                  292,331                       263,236                  277,029

Capital adequacy ratios
After adjusting for market risk
- tier 1^                                     10.5%                         11.6%                    10.8%
- total^                                      12.4%                         12.8%                    12.0%

Before adjusting for market risk
- tier 1                                      10.4%                         11.7%                    10.8%
- total                                       12.4%                         12.9%                    12.1%

^The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.

In accordance with the HKMA guideline 'Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting', the bank has earmarked a 'Regulatory Reserve' from retained profits and it is included as tier 2 capital together with the bank's collective impairment allowances after the adoption of HKAS 39.

The total capital ratio rose by 0.4 percentage points to 12.4 per cent at 30 June 2005, compared with 12.0 per cent at 31 December 2004. The capital base at 30 June 2005 increased by HK$3,001 million to HK$36,324 million. In June 2005, the bank issued subordinated notes, which qualify as tier 2 capital, amounting to HK$2,491 million to achieve a more balanced capital structure and to support business growth. Risk-weighted assets adjusted for market risk grew by 5.5 per cent, mainly attributable to the increase in advances to customers and debt securities holdings.

Liquidity ratio

The average liquidity ratio for the period, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

                           Half-year ended       Half-year ended       Half-year ended
                                   30Jun05               30Jun04               31Dec04

The bank and its major
 banking subsidiaries                 43.6%                 48.1%                 46.3%


Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

                                       Half-year ended      Half-year ended
                                               30Jun05              30Jun04
Figures in HK$m                                                    restated

Operating profit                                 5,632                6,816
Net interest income                             (5,264)              (4,715)
Dividend income                                    (37)                 (76)
Loans impairment charges/(releases)
 and other credit risk allowances                  302                 (746)
Depreciation                                       135                  126
Amortisation of intangible assets                    4                    4
Amortisation of long-term investments                8                  241
Advances written off net of recoveries            (112)                (391)
Interest received                                5,091                4,592
Interest paid                                   (2,537)              (1,161)
Operating profit before changes in
 working capital                                 3,222                4,690
Change in placings with banks
 maturing after one month                       (5,350)              14,822
Change in trading securities                     3,132                   52
Change in financial assets designated as at
 fair value through profit or loss                 299                    -
Change in derivatives                             (167)                  76
Change in advances to customers                 (8,856)             (16,297)
Change in financial investments                  1,277               (1,497)
Change in other assets                            (171)              (1,520)
Change in current, savings
 and other deposit accounts                     (9,789)             (13,509)
Change in deposits from banks                   22,804               10,090
Change in trading liabilities                    7,817                1,143
Change in certificates of deposit and
 other debt securities in issue                 (1,454)               1,920
Change in other liabilities                       (731)                (675)
Change in financial liabilities designated as
 at fair value through profit or loss               (1)                   -
Elimination of exchange differences
 and other non-cash items                       (1,094)               1,743
Cash generated from operating activities        10,938                1,038
Taxation paid                                     (222)                (212)
Net cash inflow from operating activities       10,716                  826

(b) Analysis of the balances of cash and cash equivalents

                                            At 30Jun05           At 30Jun04
Figures in HK$m                                                    restated

Cash in hand and balances with banks
 and other financial institutions                7,816                5,945
Money at call and placings with banks
 maturing within one month                      41,614               55,865
Treasury bills                                   1,033                  641
Certificates of deposit                              2                1,069
                                                50,465               63,520

Contingent liabilities, commitments and derivatives
                                                       Credit      Risk-
                                        Contract   equivalent   weighted
Figures in HK$m                           amount       amount     amount

At 30Jun05
Contingent liabilities:
Guarantees                                13,343       13,112      3,336

Commitments:
Documentary credits and short-term
 trade-related transactions                8,845        1,782      1,764
Undrawn formal standby facilities,
 credit lines and other commitments
 to lend:
- under one year                         100,918            -          -
- one year and over                       25,593       12,796     11,770
Other                                         26           26         26
                                         135,382       14,604     13,560
Exchange rate contracts:
Spot and forward foreign exchange        131,827        1,346        341
Other exchange rate contracts             31,916          382        118
                                         163,743        1,728        459
Interest rate contracts:
Interest rate swaps                      169,762        1,476        406
Other interest rate contracts              1,669            8          3
                                         171,431        1,484        409

Other derivative contracts                   311           17          9

At 30Jun04
Contingent liabilities:
Guarantees                                10,905       10,641      3,580

Commitments:
Documentary credits and short-term
 trade-related transactions                9,392        1,878      1,873
Undrawn formal standby facilities, credit
 lines and other commitments to lend:
- under one year                          72,099            -          -
- one year and over                       20,649       10,324      9,382
Other                                        165          165         74
                                         102,305       12,367     11,329
Exchange rate contracts:
Spot and forward foreign exchange         76,742          762        220
Other exchange rate contracts             29,534          372        123
                                         106,276        1,134        343
Interest rate contracts:
Interest rate swaps                      119,216        1,364        316
Other interest rate contracts              6,576           64         28
                                         125,792        1,428        344

Other derivative contracts                    36            3          1

At 31Dec04
Contingent liabilities:
Guarantees                                10,722       10,447      3,501

Commitments:
Documentary credits and short-term
 trade-related transactions                9,020        1,844      1,805
Undrawn formal standby facilities, credit
 lines and other commitments to lend:
- under one year                          86,714            -          -
- one year and over                       23,677       11,839     10,460
Other                                         38           38         38
                                         119,449       13,721     12,303
Exchange rate contracts:
Spot and forward foreign exchange        138,269        1,066        298
Other exchange rate contracts             23,158          323        106
                                         161,427        1,389        404
Interest rate contracts:
Interest rate swaps                      120,603        1,421        347
Other interest rate contracts              5,067           15          6
                                         125,670        1,436        353

Other derivative contracts                 1,373           46         23

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivatives contracts.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance-sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

Derivatives financial instruments are held for trading, as financial instruments designated as at the fair value through profit or loss or designated as either fair value hedge or cash flow hedges. The accounting policies for each class of derivatives on adoption of HKAS 39 are set out in note 1 of the additional information on page 61. The following table shows the nominal value and marked-to-market assets and liabilities of each class of derivatives.

                                 At 30Jun05              At 30Jun04             At 31Dec04
                                                                  Non-                    Non-
Figures in HK$m            Trading     Hedging     Trading     trading     Trading     trading

Contract amounts:
Interest rate contracts    103,968      67,463      48,677      77,115      54,755      70,915
Exchange rate contacts     163,743           -     105,965         311     161,117         310
Other derivative contacts      311           -          36           -       1,373           -
                           268,002      67,463     154,678      77,426     217,245      71,225

Derivative assets:
Interest rate contracts        675         223         514           -         519           -
Exchange rate contracts        647           -         693           -       1,160           -
Other derivative contracts       7           -           2           -           5           -
                             1,329         223       1,209           -       1,684           -

Derivative liabilities:
Interest rate contracts        847         591         524           -         477           -
Exchange rate contracts        412           -         437           -         796           -
Other derivative contracts       7           -           -           -           -           -
                             1,266         591         961           -       1,273           -

The above derivative assets, being the total positive marked-to-market value of the derivative contracts and represent their replacement costs as none of these contracts are subject to any bilateral netting arrangement.

Cross-border claims

Cross-border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:

                                        Banks   Sovereign
                                      & other    & public
                                    financial      sector
Figures in HK$m                  institutions    entities      Other       Total

At 30Jun05

Asia-Pacific excluding Hong Kong:
- Australia                            25,194          61        954      26,209
- other                                27,760       1,600      6,197      35,557
                                       52,954       1,661      7,151      61,766
The Americas:
- Canada                               19,011       4,599      1,571      25,181
- other                                13,396       2,601     10,882      26,879
                                       32,407       7,200     12,453      52,060
Western Europe:
- United Kingdom                       25,206          15      6,897      32,118
- other                                79,498       2,577      6,757      88,832

                                      104,704       2,592     13,654     120,950
At 30Jun04(restated)

Asia-Pacific excluding Hong Kong:
- Australia                            19,187         214      1,063      20,464
- other                                22,489       1,264      6,638      30,391
                                       41,676       1,478      7,701      50,855
The Americas:
- Canada                               17,502       6,009        803      24,314
- other                                10,058       4,658     10,963      25,679
                                       27,560      10,667     11,766      49,993
Western Europe:
- United Kingdom                       21,508          16      5,911      27,435
- other                                59,735       2,271      4,818      66,824
                                       81,243       2,287     10,729      94,259
At 31Dec04(restated)

Asia-Pacific excluding Hong Kong:

- Australia                            22,023          62      1,223      23,308
- other                                26,303       1,530      5,448      33,281
                                       48,326       1,592      6,671      56,589
The Americas:
- Canada                               19,748       4,957      1,566      26,271
- other                                11,326       3,236     10,344      24,906
                                       31,074       8,193     11,910      51,177
Western Europe:
- United Kingdom                       24,412          16      5,969      30,397
- other                                79,577       2,096      6,388      88,061
                                      103,989       2,112     12,357     118,458

Additional information

1. Accounting policies

This news release has been prepared on a basis consistent with the accounting policies adopted in the 2004 financial statements except for the changes in accounting policies following the adoption on 1 January 2005 of the new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ('HKFRSs') as set out below.

HKFRS 2: Share-Based Payment ('HKFRS 2')

In prior years, no compensation cost was recognised for share options granted at fair value or not more than 20 per cent discount to fair value. Where the options were granted by the bank's ultimate holding company without charging the bank for the value of the option, the value was credited to equity reserves. For restricted share awards, the cost for acquisition of shares for the conditional award was charged to 'staff costs' over the period in respect of which the performance condition applied.

On adoption of HKFRS 2, all share compensations are recognised at fair value which takes into account the vesting conditions related to market performance. Compensation cost is measured at the date of grant based on the assessed value of the option or award and is recognised over the service period, which is usually the vesting period, as part of 'personnel cost'.

The change in accounting policy has been applied retrospectively by way of prior year adjustment and restatement of comparative figures for 2004. The unamortised cost of share compensation of HK$66 million at 31 December 2004 (30 June 2004:
HK$38 million) was adjusted to retained profits. The personnel costs for the first and second halves of 2004 have been restated to recognise the share compensation cost of HK$19 million and HK$28 million attributable to the periods respectively. Share compensation cost for the first half of 2005 amounting to HK$28 million was recognised through the profit and loss account.

HKFRS 3: Business Combinations ('HKFRS 3')

In prior years, positive goodwill arising from the acquisition of subsidiary and associated companies was amortised over its estimated life, usually taken as 20 years, on a straight-line basis in the profit and loss account.

On adoption of HKFRS 3, positive goodwill is not amortised but is tested for impairment at each balance sheet date at the cash-generating unit level by applying a fair-value-based test in accordance with HKAS 36 'Impairment of Assets'.

The accounting policy on goodwill is applied retrospectively by way of prior year adjustment and restatement of comparative figures for 2004. The positive goodwill at 31 December 2004 is restated to reverse all amortisation made prior to that date (HK$9 million) with a corresponding adjustment through retained profit at 31 December 2004. The operating profit for the second half of 2004 is adjusted upwards by HK$9 million to reverse the goodwill amortisation for the period (first half of 2004: nil). No impairment loss has been recognised for the first half of 2005.

HKFRS 4: Insurance Contracts ('HKFRS 4')

In prior years, all contracts of insurance business, including investment-linked contracts were accounted as insurance contracts.

On adoption of HKFRS 4, certain long-term insurance contracts which do not transfer significant insurance risks are treated as investment contracts. The financial assets held under these investment contracts are accounted based on their classification in accordance with HKAS 39 as described below. Liabilities under insurance contract are recognised as financial and carried at valuation. No restatement of 2004 comparative figures is required.

HKFRS 5: Non-Current Assets Held for Sale and Discontinued Operations
('HKFRS 5')

In prior years, collateral assets repossessed for recovery of non-performing advances were reported as advances. The carrying value was adjusted to the net realisable value of the repossessed assets and classified as non-performing advances.

On adoption of HKFRS 5, repossessed collateral assets are reported as 'Non-current asset held for sale' under 'Other assets'.

The change in accounting policy has been applied retrospectively and reflected by way of prior year adjustment and the restatement of comparative figures for 2004. At 31 December 2004, repossessed assets of HK$320 million were reclassified from 'Customer advances' to 'Non-current assets held for sale' (30 June 2004: HK$385 million). Gains on disposal of HK$18 million and HK$19 million for the first and second halves of 2004 respectively were re-classified from 'Net charge for bad and doubtful debts' to 'Other operating income'. Gains on disposal of HK$9 million for the first half of 2005 were recorded under 'Other operating income'.

HKAS 17: Leasing ('HKAS 17')

In prior years, leasehold premises were stated at valuation, as valued by professionally qualified valuers. The apportionment of the value between the land and building elements was made by estimating the 'net replacement cost' of the building as the value of the building element, and taking the residual figure as the value of the land element.

On adoption of HKAS 17, where leasehold properties are held for own use and where the land and buildings elements can be allocated reliably as at inception of the lease, the land element is treated as an operating lease. As such, land premiums or other costs for acquiring the leasehold land are amortised over the term of the lease. Where the land and building cannot be allocated reliably as at the inception of the lease, the land and building elements will continue to be treated as finance leases and carried at fair value.

The land element of a leasehold premise with the cost of land premium paid separately is accounted for as an operating lease. The revaluation reserve on the leasehold land is de-recognised and the related deferred taxation reversed, while the cost of land premium paid is reflected as a prepayment under 'Other assets' and amortised over the remaining lease term. Amortisation of land premium is recognised as 'Rental charges' instead of depreciation.

The change in accounting policy is adopted retrospectively and reflected by way of prior year adjustment and restatement of comparative figures.

Net increases/(decreases) in the outstanding balances on restatement of the balance sheets

Figures in HK$m                           At 30Jun04         At 31Dec04
Assets:
Premises                                      (2,501)            (2,511)
Prepayment                                       616                609

Liabilities and reserves:
Premises revaluation reserve                  (1,435)            (1,502)
Retained profits                                (120)               (66)
Deferred tax liabilities                        (330)              (334)

Increases/(decreases) in the following items on restatement of the profit and loss accounts
                                     Half-year ended    Half-year ended
Figures in HK$m                              30Jun04            31Dec04
Depreciation                                     (23)               (29)
Rental expense                                     7                  7
Net surplus of revaluation of
  properties (net of deferred tax)               (25)                17

Rental expense on leasehold land for the first half of 2005 amounted to HK$7 million.

HKAS 19: Employee Benefit ('HKAS 19')

In prior years, only the actuarial gains or losses exceeding the threshold prescribed by HKSSAP 34 were taken into account in calculating the retirement benefit costs of defined benefit schemes.

The revised HKAS 19 effective from 1 January 2005 provides an option for actuarial gains or losses to be recognised in full through 'Retained profits' in the year of occurrence. The group has elected to take the option to recognise all actuarial gains or losses through retained profits in the current year. To reflect the change in accounting policy, the balance of actuarial loss amounting to HK$82 million has been adjusted through 'Retained profits' as at 31 December 2004. (30 June 2004: actuarial gain of HK$128 million). An actuarial loss for the first half of 2005, amounting to HK$9 million, has been recognised through retained profits.

HKAS 27: Consolidated and Separate Financial Statements ('HKAS 27')
HKAS Interpretation 12 'Consolidation - Special Purpose Entities' ('Int 12')

Life insurance subsidiary

In prior years, on consolidation of the life insurance subsidiary, long-term assurance assets and liabilities attributable to policyholders were recognised in aggregate under 'Other assets' and 'Other liabilities' respectively. Income from long-term assurance assets was reported together with net earned insurance premiums, less net insurance claims and movement in policyholder liabilities, as 'Insurance underwriting profit' in the profit and loss account.

On adoption of HKAS 27, life insurance subsidiary accounts are consolidated line-by-line. Assets of the life insurance subsidiary, including long-term assurance assets, are reported according to asset type as presented in the group's consolidated balance sheet. Net earned insurance premiums and net insurance claims are separately shown in the profit and loss account, with income on assets reported under the same income categories as in the group's consolidated profit and loss account.

The change in accounting policy has been adopted retrospectively and the comparative figures of 2004 have been restated to reflect the aforesaid reclassifications, except for the treatment of financial assets and the related income, in accordance with the requirement of HKAS 39 as described below.

HKAS 38: Intangible Assets ('HKAS 38')

In prior years, costs incurred for development of IT software for internal use were expensed through the profit and loss account as incurred.

On adoption of HKAS 38, costs incurred in the development phase of a project to produce application software for internal use are capitalised and amortised over the software's estimated useful life, usually three years. The change in accounting policy came into effect on 1 January 2005 and the amount of costs capitalised for the first half of 2005 amounted to HK$5 million.

Value of in-force long-term assurance business (embedded value) previously grouped under 'Other assets' are reported under 'Intangible assets' with effect from 1 January 2005.

HKAS 39: Financial Instruments - Recognition and Measurement

Interest income and expense

In prior years, interest income on loans and advances and debt securities and interest expense on deposits and debt instruments in issue were recognised on an accrual basis using the relative contract or coupon interest rates. When a loan was considered doubtful, interest was suspended and ceased to accrue.

Fees on loan origination are recognised when receivable except when such fees are charged to cover the costs of continuing service to, or risk borne for, the customers, or are interest in nature. In these cases, the fees are recognised on an appropriate basis over the relevant period. Costs associated with loan origination or acquisition are usually charged as interest expenses or operating expenses when incurred. Premiums or discounts of debt securities held, or debt instruments in issue, are amortised over the period from the date of purchase or issue to the date of maturity, as part of interest income or interest expense.

On adoption of HKAS 39, interest income and expenses are recognised using the effective interest method. The calculation of effective interest includes all fees, commissions and costs on loans and advances and premiums and discounts on debt securities.

Interest will continue to be recognised on impaired financial assets using the rate of interest used to discount future cash flows for the purpose of measuring the related impairment loss. Subsequent unwinding of discount allowance is recognised as interest income.

Interest income and interest expense of trading assets and liabilities and financial assets and liabilities designated as at fair value are recognised as part of 'Net trading income' and 'Net income on financial instruments designated as at fair value' respectively in the profit and loss account, instead of 'Interest income' and 'Interest expense' as for those arising from other financial assets and liabilities.

Interest receipt and payment of interest rate derivatives of qualifying hedges will be accounted as interest income or interest expenses following the underlying recognised assets or liabilities. Interest receipts and payments of other interest rate derivatives are recognised as trading income or net income from financial instruments designated as at fair value through profit or loss.

Derivatives financial instruments

In prior years, derivatives financial instruments held for trading purposes were accounted at fair value and carried as assets when the fair value was positive and as liabilities when the fair value was negative. Gains or losses from changes in fair value were recognised through the profit and loss account. Derivatives held for non-trading purposes, including qualifying hedges and synthetic alteration positions in accordance with defined risk management strategies, were accounted for on a basis equivalent to the underlying assets, liabilities and positions.

On adoption of HKAS 39, all derivatives are initially recognised at fair value and carried as assets when the fair value is positive and as liabilities when the fair value is negative. Subsequent changes in fair value are recognised depending on the purpose of the derivatives as follows.

Derivatives financial instruments designated as hedges will apply hedge accounting provided certain qualifying criteria are met. There are two types of hedges:

- fair value hedge, a hedge against the fair value of recognised assets or liabilities or firm commitments. This will be accounted for with the changes in fair value of the derivatives, together with the changes in fair value of the hedged assets or liabilities that are attributable to the hedged risk, recorded through the profit and loss account.

- cash flow hedge, a hedge against the cash flows attributable to recognised assets or liabilities or forecast transactions. This is accounted for with changes in the fair value of the derivatives initially through equity, and subsequently released into the profit and loss account in line with the recognition of income or expense of the assets or liabilities being hedged.

Derivatives financial instruments held for trading and those that do not qualify for hedge accounting, will be accounted for with changes in fair value reported through the profit and loss account.

Financial assets

In prior years, all financial assets were carried at cost or amortised cost, net of impairment provisions, except for securities held for trading purposes and long-term equity investments which were held at fair value. Gains and losses from change in fair value were recognised in the profit and loss account in respect of securities held for trading, and in equity in respect of long-term equity investments.

On adoption of HKAS 39, financial assets are recognised based on the following classifications:

Loans and advances

Loans and advances not intended for trading are carried at amortised cost taking into account the unamortised portion of fees and costs less impairment allowances.

Held to maturity

Debt securities with fixed maturities that management has the positive intention and ability to hold to maturity are carried at amortised cost.

Available for sale

Available-for-sale investments including treasury bills, certificates of deposits, other debt securities and equities intended to be held for an indefinite period of time but which may be sold in response to needs for liquidity or changes in market environment are carried at fair value. Gains and losses from changes in fair value are recognised in equity until the financial asset is derecognised or impaired, at which time the cumulative gain or loss previously recognised in equity will be transferred to the profit and loss account.

Trading securities

Treasury bills, debt securities, equity shares which have been acquired or incurred principally for the purpose of selling or repurchasing in the near term are classified as trading securities. Trading securities are recognised at fair value and transaction costs are taken to the profit and loss account. The changes in fair value are recognised as 'trading income' in the profit and loss account.

Financial assets designated as at fair value through profit or loss

A financial instrument is classified in this category if it meets the criteria set out below, and is so designated by management. The group designates financial instruments at fair value because the designation:

- eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on different bases; or

- applies to a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with the group's documented risk management or investment strategy, and where information about the group is provided internally on that basis to the group's key management personnel; or

- relates to financial instruments containing one or more embedded derivatives which significantly modify the cash flows resulting from the financial instruments, and which would otherwise require separate accounting.

Financial assets so designated are recognised initially at fair value and transaction costs taken directly to the profit and loss account. Regular way purchases of financial assets are accounted for at trade date.

The changes in fair value are recognised as 'Net income on fair value through profit or loss' in the profit and loss account.

Impairment of financial assets

Loans and advances

In prior years, provisions for bad and doubtful debts were classified into specific and general provisions. Specific provisions on loans were assessed individually or, for small homogeneous loans, on a portfolio basis. General provisions were assessed on loans which were not identified as impaired individually. The assessment methodologies were in line with the requirements of HKAS 39 as set out below.

On adoption of HKAS 39, impairment allowances are made on a loan when there is objective evidence of impairment as a result of the occurrence of certain loss events (as listed below) that will impact on the estimated future cash flows of the loan. Impairment loss is assessed either individually for individually significant loans, or collectively for loan portfolios with similar credit risk characteristics.

Loss events include:

(i) significant financial difficulty of the issuer or obligor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payments;

(iii) the group granting to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, a concession that the lender would not otherwise consider;

(iv) it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(v) the disappearance of an active market for that financial asset because of financial difficulties; or

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:
- adverse changes in the payment status of borrowers in the group; or
- national or local economic conditions that correlate with defaults on the assets in the group.

Impairment loss of an individually assessed loan is measured as the difference between the carrying value and the present value of estimated future cash flows discounted at the original effective interest rate of the individual loan.

For the purpose of collective assessment of impairment, loans are grouped on the basis of similar credit risk characteristics relevant to the estimation of future cash flows. Portfolios of small homogeneous loans are collectively assessed using roll rate or historical loss rate methodologies. Loans which have been assessed individually and determined to have no objective evidence of impairment are grouped by similar credit characteristics and collectively assessed based on historical loss experience of each type of loan and management judgement of the current economic and credit environment.

Other financial assets

In prior years, financial assets, other than loans and advances, were reviewed on each balance sheet date to determine whether there was any indication of impairment. If the recoverable amount of the asset was estimated to be less than its carrying amount, the carrying amount of the asset was reduced to its recoverable amount and the impairment loss was recognised in the profit and loss account. For investment securities carried at fair value through equity, any loss previously recognised in equity was transferred to the profit and loss account.

On adoption of HKAS 39, held-to-maturity investments and available-for-sale financial assets are assessed for objective evidence of impairment at each balance sheet date. Impairment loss for held-to-maturity investments is recognised through the profit and loss account. When an available-for-sale financial asset is determined to be impaired, the cumulative loss previously recognised in equity will be transferred to the profit and loss account.

Financial liabilities

In prior years, all financial liabilities except trading securities short positions were carried at cost or amortised cost. Trading securities short positions were carried at fair value and any gains and losses from changes in fair value were recognised through the profit and loss account.

On adoption of HKAS 39, the group's financial liabilities are recognised based on the following classifications:

Trading liabilities

Trading liabilities, include trading securities short positions, customer deposits and debt securities-in-issue for market risks trading and the embedded derivatives, are carried at fair value. Gains and losses from change in fair value are recognised through the profit and loss account.

Financial liabilities designated as at fair value through profit or loss

Financial liabilities designated as at fair value through profit or loss, including own debt securities in issue, are designated as such at inception usually together with the related assets or derivatives for economic hedge. The classification criteria of financial liabilities designated as at fair value through profit or loss are set out above under the caption of 'Financial assets designated as at fair value through profit or loss'.

Gains and losses from the changes in fair value are recognised as 'Net income from financial instruments designated as at fair value' through the profit and loss account.

Deposits, securities in issue and other liabilities

Deposits and debt securities in issue, other than those designated as trading liabilities or at fair value, and other financial liabilities, are carried at amortised cost.

Valuation of securities and derivatives

The fair value of financial instruments is based on their quoted market prices at the balance sheet date without any deduction for estimated future selling costs. Financial assets are priced at current bid prices, while financial liabilities are priced at current asking prices.

If a quoted market price is not available on a recognised stock exchange or from a broker / dealer for non-exchange-traded financial instruments, the fair value of the instrument is estimated using valuation techniques, including use of recent arm's length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow techniques, option pricing models or any other valuation technique that provides a reliable estimate of prices obtained in actual market transactions.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates, and the discount rate used is a market rate at the balance sheet date applicable for an instrument with similar terms and conditions. Where other pricing models are used, inputs are based on market data at the balance sheet date. Fair values for unquoted equity investments are estimated, if possible, using applicable price/earnings ratios for similar listed companies adjusted to reflect the specific circumstances of the issuer.

When valuing instruments on a model basis using the fair value of underlying components, management additionally considers the need for adjustments to take account of counterparty creditworthiness, model uncertainty and the future costs of servicing the portfolio based on defined policies.

For derivatives where market observable data is not available, the initial increase in fair value indicated by the valuation model, but based on unobservable inputs, is not realised immediately in the profit and loss accounts. This amount is held back and recognised over the life of the transaction where appropriate, or released to the profit and loss account when the inputs become observable, or, when the transaction matures or is closed out.

Investments in other unlisted open-ended investment funds are recorded at the net asset value per share as reported by the managers of such funds.

The change in accounting policies on adoption of HKAS 39 is applied with effect from 1 January 2005. The opening balance sheet has been restated with net increases in total assets of HK$1,168 million, retained profits of HK$534 million, equity reserves of HK$532 million, and other liabilities of HK$116 million and reduction in minority interests of HK$14 million. The relevant financial assets and liabilities are re-classified to suit the new definition and requirements of the accounting standard and disclosure requirements.

HKAS 40: Investment Property ('HKAS 40')
HKAS 12: Income Taxes - HKAS Interpretation 21

In prior years, investment properties were carried at valuation assessed by professional valuers on the basis of open market value. Surpluses arising on revaluation on a portfolio basis were credited to the investment properties revaluation reserve. Deficits arising on revaluation on a portfolio basis were firstly set off against any previous revaluation surpluses and thereafter taken to the profit and loss account. No deferred tax was provided on revaluation surplus.

On adoption of HKAS 40, investment properties are carried at fair value with the changes in fair value reported directly in the profit and loss account. Deferred tax is provided on revaluation surplus of investment properties in accordance with HKAS Int 21 on HKAS 12.

The change in accounting policy was reflected by way of prior year adjustment, and as permitted by HKAS 40, no restatement of comparative figures of 2004 was made. At 31 December 2004, the balance of investment revaluation surplus reserves of HK$3,283 million, after deducting deferred tax of HK$574 million, was transferred to retained profit. Revaluation gain for the first half of 2005 was HK$729 million and the related deferred tax amounted to HK$127 million.

2. Restatement of profit and loss accounts and balance sheets

The following are shown as exhibits to the Financial Review section of this news release:

- the profit and loss accounts for the first and second halves of 2004 and the balance sheets at 30 June 2004 and 31 December 2004 as previously reported and as restated showing the effects of the adoption of the aforesaid new and revised HKFRSs and Interpretations (except HKAS 39 and HKFRS 4) on the individual account items - Appendices 1 to 4.

- restatement of the opening balance sheet at 1 January 2005 showing the effects of the adoption of HKAS 39 and HKFRS 4 - Appendix 5.

3. Comparative figures

Certain comparative figures have been reclassified to conform with current period's presentation.

4. Property revaluation

A revaluation of the group's premises and investment properties was performed in June 2005 to reflect property market movements in the first half of 2005. The valuation was conducted by DTZ Debenham Tie Leung Limited, an independent professional valuer, and carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises and investment properties was open market value. The revaluation surplus for bank premises amounted to HK$918 million of which HK$148 million was a reversal of revaluation deficits previously charged to the profit and loss account. The balance of HK$770 million was credited to the premises revaluation reserve. Revaluation gains on investment properties of HK$729 million were recognised through the profit and loss account on adoption of HKAS 40. The related deferred tax provision of bank premises and investment properties were HK$160 million and HK$127 million respectively.

5. Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses to the group. The group's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk (VAR) limits at a portfolio level.

The group adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific actions to ensure overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. In line with the HSBC Group, the bank refined its basis of calculating VAR from one predominantly based on variance/co-variance ('VCV') to one predominantly based on historical simulation ('HS') effective 3 May 2005. This latter calculation was introduced because it better captures the non-linear characteristics of certain market risk positions. HS uses scenarios derived from historical market rates, and takes account of the relationships between different markets and rates, for example, interest rates and foreign exchange rates. Movements in market prices are calculated by reference to market data from the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

The group has obtained approval from the Hong Kong Monetary Authority (HKMA) to change the VAR model from VCV to HS for calculating market risk in capital adequacy reporting and the HKMA has expressed itself satisfied with the group's market risk management process.

The group's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during the first halves of 2005 and 2004 are shown in the tables below. The VAR figures for the first half of 2005 are based on four months' VCV and two months' HS.

VAR
                                                    Minimum   Maximum   Average
                                                     during    during       for
                                                        the       the       the
Figures in HK$m                        At 30Jun05    period    period    period

VAR for all interest rate risk
  and foreign exchange risk                   614       389       836       647
VAR for foreign exchange
  risk (trading)                                7         1        10         4
VAR for interest rate risk
- trading                                       4         4        67        19
- banking                                     613       387       825       635

                                                    Minimum   Maximum   Average
                                                     during    during       for
                                                        the       the       the
Figures in HK$m                        At 30Jun04    period    period    period

VAR for all interest rate risk
  and foreign exchange risk                   349       250       607       387
VAR for foreign exchange
  risk (trading)                               37        35        58        43
VAR for interest rate risk
- trading                                       4         1         8         4
- banking                                     348       245       605       386

The average daily revenue earned from market risk-related treasury activities for the first half of 2005 was HK$7 million (HK$10 million for the first half of 2004). The standard deviation of these daily revenues was HK$5 million (HK$5 million for the first half of 2004). An analysis of the frequency distribution of daily revenues shows that out of 121 trading days in the first half of 2005, losses were recorded on six days and the maximum daily loss was HK$4 million. The most frequent result was a daily revenue of between HK$4 million and HK$8 million, with 46 occurrences. The highest daily revenue was HK$23 million.

The group's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for the first half of 2005 was HK$2 million (HK$4 million for the first half of 2004).

Interest rate risk, which arises in both Treasury trading and non-trading portfolios and the banking books, is centrally managed by Treasury under limits approved by the Board of Directors. The average daily revenue earned from Treasury-related interest rate activities for the first half of 2005 was HK$5 million (HK$6 million for the first half of 2004).

Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi as set out in Note 6, are managed by the Asset and Liability Management Committee.

6. Foreign currency positions

Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 30 June 2005, the US dollar (US$) was the only currency in which the group had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.

Figures in HK$m                  At 30Jun05               At 30Jun04              At 31Dec04
                             US$        RMB           US$        RMB          US$        RMB
Non-structural position
Spot assets              188,701      4,665       166,456      1,534      173,071      2,664
Spot liabilities        (177,851)    (4,526)     (161,751)    (1,415)    (171,698)    (2,400)
Forward purchases         61,568        384        41,452        836       68,726        207
Forward sales            (71,173)      (380)      (34,390)      (835)     (69,795)      (192)
Net options positions         (4)         -            (2)         -          (37)         -
Net long non-structural
  position                 1,241        143        11,765        120          267        279

At 30 June 2005, the group's major structural foreign currency positions were US dollar and renminbi.

                               At 30Jun05              At 30Jun04              At 31Dec04
                                     % of                    % of                    % of
                                total net               total net               total net
                               structural              structural              structural
                        HK$m     position      HK$m      position      HK$m      position

Structural position
US dollar              1,037         33.0       852          29.7       850          28.8
Renminbi               1,997         63.6     1,910          66.6     1,998          67.6

7. Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies

During the first half of 2005, the group entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance-sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. The group participated, in its ordinary course of business, in certain structured finance deals arranged by its immediate holding company.

The group used the information technology of, and shared an automated teller machine network with, its immediate holding company, and used certain processing services of a fellow subsidiary on a cost recovery basis. The group also maintained a staff retirement benefit scheme for which a fellow subsidiary company acted as insurer and administrator and the bank acted as agent for the marketing of Mandatory Provident Fund products and the distribution of retail investment funds for two fellow subsidiary companies. The premiums, commissions and other fees on these transactions are determined on an 'arm's length' basis. In the normal course of business, the immediate holding company acted as lead manager and bookrunner for the bank in an offering of subordinated notes. The fees paid on this transaction were in line with remuneration for similar transactions in the market.

The aggregate amount of income and expenses arising from these transactions during the period, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance-sheet transactions at period-end are as follows:

Income and expenses for the period
                        Half-year ended     Half-year ended     Half-year ended
Figures in HK$m                 30Jun05             30Jun04             31Dec04

Interest income                      76                  72                  56
Interest expenses                   130                  22                  69
Other operating income               58                  92                  34
Operating expenses                  314                 300                 357

Balances at period-end

Figures in HK$m              At 30Jun05          At 30Jun04          At 31Dec04


Total amount due from             7,301               6,615               5,595
Total amount due to              10,852               7,533               3,931

Interest rate and exchange rate contracts
                                                     Credit               Risk-
                               Contract          equivalent            weighted
Figures in HK$m                  amount              amount              amount

30 June 2005                     47,428                 448                  90
31 December 2004                 34,622                 485                  97
30 June 2004                     44,887                 544                 109

(b) Associated companies

The group maintained an interest-free shareholders' loan to an associated company. The balance at 30 June 2005 was HK$233 million (HK$233 million at 30 June 2004 and HK$233 million at 31 December 2004).

(c) Ultimate holding company

For the first half of 2005, no transactions were conducted with the bank's ultimate holding company (same as 2004).

(d) Key management personnel

For the first half of 2005, no material transaction was conducted with key management personnel of the group and its holding companies and parties related to them (same as 2004).

8. Statutory accounts

The information in this news release does not constitute statutory accounts.

The statutory accounts for the year ended 31 December 2004 have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 28 February 2005. The Annual Report and Accounts for the year ended 31 December 2004, which includes the statutory accounts, can be obtained on request from Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng Bank's website http://www.hangseng.com.

9. Ultimate holding company

Hang Seng Bank is an indirectly-held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

10. Statement of compliance

This news release has been prepared in accordance with Hong Kong Accounting Standard 34 'Interim Financial Reporting'. It also complies with the module on 'Interim Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

11. Register of Shareholders

The Register of Shareholders of Hang Seng Bank will be closed on Wednesday, 24 August 2005, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 83 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 23 August 2005. The second interim dividend will be payable on Thursday, 1 September 2005 to shareholders on the Register of Shareholders of the bank on Wednesday, 24 August 2005.

12. Proposed timetable for the remaining quarterly dividends for 2005

                                       Third                    Fourth
                            interim dividend          interim dividend

Announcement                 7 November 2005              6 March 2006
Book close date             21 December 2005             21 March 2006
Payment date                  4 January 2006             31 March 2006

13. News release

Copies of this news release may be obtained from Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2005 Interim Report and Accounts will be available from the same website on Monday, 1 August 2005 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2005 Interim Report will be sent to shareholders in late August 2005.

Hang Seng Bank and its subsidiaries Appendix 1
Consolidated Balance Sheet as at 30 June 2004
Figures in HK$m

                                     Effect of
                                    changes in
                                    accounting
                      As reported     policies     Restated                                Reference
Assets                                                          Assets
Cash and short-term                                             Cash and short-term        HKAS 27
  funds                    62,376         (163)      62,213     funds
Placings with banks                                             Placings with banks        Reclassification
  maturing after                                                  maturing after
  one month                 5,315            4        5,319       one month
Certificates                                                    Certificates               Reclassification
  of deposit               31,478      (31,478)           -       of deposit
Securities held for
  dealing purposes          1,180        2,773        3,953     Trading securities         HKAS 27
                                                                Derivative financial       Reclassification
                                         1,209        1,209       instruments
Advances to customers     246,779         (385)     246,394     Advances to customers      HKFRS 5
Amounts due from
  immediate holding
  company and fellow
  subsidiary companies      5,777       (5,777)           -                                Reclassification
Long-term investments     120,997       41,121      162,118     Financial investments      HKAS 27
Investments in                                                  Investments in             HKAS-Int 21
  associated companies      2,183          (80)       2,103       associated companies
                                         1,146        1,146     Intangible assets          Reclassification
Tangible fixed assets      11,056       (5,779)       5,277     Premises and equipment     HKAS 17
                                         3,260        3,260     Investment properties      Reclassification
Other assets               16,788       (7,222)       9,566     Other assets               HKFRS 5, HKAS 19,
                                                                                             HKAS 17 and HKAS 27
                          503,929                   502,558

Liabilities                                                     Liabilities
Current, savings and                                            Current, savings and       HKAS 27
  other deposit accounts  428,370       (9,732)     418,638       other deposit accounts
Deposits from banks         6,082        7,036       13,118     Deposits from banks        HKAS 27
                                         2,657        2,657     Trading liabilities        Reclassification
                                                                Derivatives financial      Reclassification
                                           961          961       instruments
                                         9,807        9,807     Certificates of deposit    HKAS 27
                                                                  and other debt
                                                                  securities in issue
Amounts due to immediate
  holding company and
  fellow subsidiary
  companies                 7,530       (7,530)           -                                Reclassification
Other liabilities          19,878       (4,683)      15,195     Other liabilities          HKAS 27 and HKFRS 2
                                         2,116        2,116     Deferred tax and current   HKAS 19, HKAS 40
                                                                  tax liabilities            HKAS 17 and HKAS-Int 21
                          461,860                   462,492

Capital resources                                               Capital resources
Minority interests            724            -          724     Minority interests
Share capital               9,559            -        9,559     Share capital
Reserves                   29,683       (2,003)      27,680     Reserves                   HKAS 19, HKAS 40, HKAS 17,
                                                                                             HKAS 27, HKFRS 2 and
                                                                                             HKAS-Int 21
Proposed dividends          2,103            -        2,103     Proposed dividends
Shareholders' funds        41,345                    39,342     Shareholders' funds
                           42,069                    40,066
                          503,929                   502,558

Hang Seng Bank and its subsidiaries Appendix 2
Consolidated Balance Sheet as at 31 December 2004
Figures in HK$m

                                     Effect of
                                    changes in
                                    accounting
                      As reported     policies     Restated                                Reference
Assets                                                          Assets
Cash and short-term                                             Cash and short-term        HKAS 27
  funds                    68,198       (3,353)      64,845       funds
Placings with banks                                             Placings with banks        Reclassification
  maturing after                                                  maturing after
  one month                16,231        1,251       17,482       one month
Certificates                                                    Certificates               Reclassification
  of deposit               33,590      (33,590)           -       of deposit
Securities held for
  dealing purposes          1,866        4,134        6,000     Trading securities         HKAS 27
                                                                Derivative financial       Reclassification
                                         1,684        1,684       instruments
Advances to customers     251,873         (320)     251,553     Advances to customers      HKFRS 5
Amounts due from
  immediate holding
  company and fellow
  subsidiary companies      4,598       (4,598)           -                                Reclassification
Long-term investments     138,025       44,913      182,938     Financial investments      HKAS 27
Investments in                                                  Investments in             HKAS-Int 21
  associated companies      2,397          (98)       2,299       associated companies
                                         1,266        1,266     Intangible assets          Reclassification
Tangible fixed assets      11,469       (5,911)       5,558     Premises and equipment     HKAS 17
                                         3,383        3,383     Investment properties      Reclassification
Other assets               20,378      (10,398)       9,980     Other assets               HKFRS 5, HKAS 19,
                                                                                             HKAS 17 and HKAS 27
                          548,625                   546,988

Liabilities                                                     Liabilities
Current, savings and                                            Current, savings and       HKAS 27
  other deposit accounts  463,416      (15,956)     447,460       other deposit accounts
Deposits from banks         8,631        3,303       11,934     Deposits from banks        HKAS 27
                                         5,840        5,480     Trading liabilities        Reclassification
                                                                Derivatives financial      Reclassification
                                         1,273        1,273       instruments
                                                                Certificates of deposit    HKAS 27
                                                                  and other debt
                                        16,055       16,055       securities in issue
Amounts due to immediate
  holding company and
  fellow subsidiary
  companies                 3,928       (3,928)           -                                Reclassification
Other liabilities          28,613       (7,631)      20,982     Other liabilities          HKAS 27 and HKFRS 2
                                         1,668        1,668     Deferred tax and current   HKAS 19, HKAS 40
                                                                  tax liabilities            HKAS 17 and HKAS-Int 21
                          504,588                   505,212

Capital resources                                               Capital resources
Minority interests            852            -          852     Minority interests
Share capital               9,559            -        9,559     Share capital
Reserves                   29,993       (2,261)      27,732     Reserves                   HKAS 19, HKAS 40, HKAS 17,
                                                                                             HKAS 27, HKFRS 2 and
                                                                                             HKAS-Int 21
Proposed dividends          3,633            -        3,633     Proposed dividends
Shareholders' funds        43,185                    40,924     Shareholders' funds
                           44,037                    41,776
                          548,625                   546,988

Hang Seng Bank and its subsidiaries Appendix 3
Consolidated Profit and Loss Account for the period ended 30 June 2004
Figures in HK$m

                                     Effect of
                                    changes in
                                    accounting
                      As reported     policies     Restated                                Reference

Interest income             5,871            4        5,875   Interest income              HKAS 27
Interest expenses          (1,160)                   (1,160)  Interest expenses
Net interest income         4,711            4        4,715   Net interest income
Fees and commissions
  receivable                1,993          (19)       1,974   Fee income                   HKAS 27
Fees and commissions
  payable                    (170)          17         (153)  Fee expense                  HKAS 27
                                                      1,821   Net fee income
Dealing profits               558            -          558   Trading income               HKAS 27
                                                          -   Net income from financial
                                                                instruments designated as
                                                                at fair value
                                                              Net investment income on
                                                                assets backing
                                                                policy holder
                                            83           83     liabilities                Reclassification
Insurance underwriting
  profits                     617         (617)           -                                Reclassification
Dividend income                76          (28)          48   Dividend income              HKAS 27
                                                              Net earned insurance         Reclassification
                                         1,998        1,998     premiums
Other operating income        288          134          422   Other operating income       HKFRS 5 and
                                                                                             reclassification
Operating income            8,073                     9,645   Total operating income
                                                              Net insurance claims         Reclassification
                                                                incurred and movement
                                                                in policyholder
                                        (1,594)      (1,594)    liabilities
                                                              Net operating income before
                                                                loan impairment releases
                                                                and other credit risk
                                                      8,051     allowances
                                                              Loan impairment releases     HKFRS 5 and
                                                                and other credit risk        reclassification
                                           746          746     allowances
                                                      8,797   Net operating income
Staff costs                (1,037)         (19)      (1,056)  Personnel expenses           HKFRS 2
                                          (795)        (795)  General and administrative   Reclassification
                                                                expenses
Depreciation                 (153)          27         (126)  Depreciation of business     HKAS 17 and
                                                                premises and equipment       HKAS 38
                                                              Amortisation of intangible   HKAS 38
                                            (4)          (4)    assets
                                                     (1,981)  Total operating expenses
Operating expenses           (787)         787
Operating profit before
  provisions                6,096
Provisions for bad and
  doubtful debts              763         (763)
Operating profit            6,859                     6,816   Operating profit
Profit on tangible fixed                                      Profit on disposal of        HKAS 27
  assets and long-term                                          tangible fixed assets
  investments                 339           10          349     and financial investments
Net surplus on property                                       Net surplus on property      HKAS 17
  revaluation                 119          (28)          91     revaluation
Share of profits of                                           Share of profits in          Reclassification
  associated companies          6           (2)           4     associated companies
Profit on ordinary
  activities before tax     7,323                     7,260   Profit before tax
Tax on profit on ordinary
  activities                 (998)           6         (992)  Tax expenses                 HKAS 17
Profit on ordinary                                             Profit for the period
  activities after tax      6,325                     6,268
Minority interests            (80)                      (80)  Profit attributable to minority
                                                                interests
Profit attributable to                                        Profit attributable to
  shareholders              6,245                     6,188     shareholders

Hang Seng Bank and its subsidiaries Appendix 4
Consolidated Profit and Loss Account for the period ended 31 December 2004
Figures in HK$m

                                     Effect of
                                    changes in
                                    accounting
                      As reported     policies     Restated                                Reference

Interest income             6,600           (3)       6,597   Interest income              HKAS 27
Interest expenses          (1,621)           4       (1,617)  Interest expenses            HKAS 27
Net interest income         4,979                     4,980   Net interest income
Fees and commissions
  receivable                1,756           (1)       1,755   Fee income                   HKAS 27
Fees and commissions
  payable                    (239)         (24)        (263)  Fee expense                  HKAS 27
                                                      1,492   Net fee income
Dealing profits               467           (1)         466   Trading income               HKAS 27
                                                          -   Net income from financial
                                                                instruments designated as
                                                                at fair value
                                                              Net investment income on
                                                                assets backing
                                                                policy holder
                                           346          346     liabilities                Reclassification
Insurance underwriting
  profits                     693         (693)           -                                Reclassification
Dividend income                20            7           27   Dividend income              HKAS 27
                                                              Net earned insurance         Reclassification
                                         2,474        2,474     premiums
Other operating income        304          159          463   Other operating income       HKFRS 5 and
                                                                                             reclassification
Operating income            7,980                    10,248   Total operating income
                                                              Net insurance claims         Reclassification
                                                                incurred and movement
                                                                in policyholder
                                        (2,246)      (2,246)    liabilities
                                                              Net operating income before
                                                                loan impairment releases
                                                                and other credit risk
                                                      8,033     allowances
                                                              Loan impairment releases     HKFRS 5 and
                                                                and other credit risk        reclassification
                                            31           31     allowances
                                                      8,033   Net operating income
Staff costs                (1,150)         (28)      (1,178)  Personnel expenses           HKFRS 2
                                          (939)        (939)  General and administrative   Reclassification
                                                                expenses
Depreciation                 (164)          34         (130)  Depreciation of business     HKAS 17 and
                                                                premises and equipment       HKAS 38
                                                              Amortisation of intangible   HKAS 38
                                            (4)          (4)    assets
                                                     (2,251)  Total operating expenses
Operating expenses           (932)         932
Operating profit before
  provisions                5,734
Provisions for bad and
  doubtful debts               51          (51)
Operating profit            5,785                     5,782   Operating profit
Profit on tangible fixed                                      Profit on disposal of        HKAS 27
  assets and long-term                                          tangible fixed assets
  investments                  93            -           93     and financial investments
Net surplus on property                                       Net surplus on property      HKAS 17
  revaluation                  29           26           55     revaluation
Share of profits of                                           Share of profits in          Reclassification
  associated companies        137          (44)          93     associated companies
Profit on ordinary
  activities before tax     6,044                     6,023   Profit before tax
Tax on profit on ordinary
  activities                 (766)          47         (719)  Tax expenses                 HKAS 17
Profit on ordinary                                            Profit for the period
  activities after tax      5,278                     5,304
Minority interests           (128)                     (128)  Profit attributable to minority
                                                                interests
Profit attributable to                                        Profit attributable to
  shareholders              5,150                     5,176     shareholders

Hang Seng Bank and its subsidiaries Appendix 5
Consolidated Balance Sheet as at 31 December 2004
Figures in HK$m

                                      Effect of
                         Restated    changes in
                          (HKFRSs    accounting
                       other than   policies of   Restated
                          HKFRS 4       HKFRS 4      (Full
                     and HKAS 39)   and HKAS 39     HKFRSs)                                Reference

Assets                                                          Assets
Cash and short-term                                             Cash and short-term
  funds                    64,845             -     64,845        funds
Placings with banks                                             Placings with banks
maturing after                                                    maturing after
  one month                17,482             -     17,482        one month
Trading securities          6,000        10,737     16,737      Trading securities         HKAS 39
Financial assets                                                Financial assets
  designated as at                                                designated as at
  fair value through                                              fair value through
  profit or loss                -         4,292      4,292        profit or loss           HKAS 39
Derivatives financial                                           Derivatives financial      HKAS 39
  instruments               1,684            94      1,778        instruments
Advances to customers     251,553           293    251,846      Advances to customers      HKAS 39
Financial investments     182,938       (14,023)   168,915      Financial investments      HKAS 39
Investments in                                                  Investments in
associated companies        2,299             -      2,299        associated companies
Intangible assets           1,266             -      1,266      Intangible assets
Premises and equipment      5,558             -      5,558      Premises and equipment
Investment properties       3,383             -      3,383      Investment properties      HKAS 39 and HKFRS 4
Other assets                9,980          (297)     9,683      Other assets
                          546,988                  548,084

Liabilities                                                     Liabilities
Current, savings and                                            Current, savings and       HKAS 39
  other deposit accounts  447,460        (7,276)   440,184        other deposit accounts
Deposits from banks        11,934             -     11,934      Deposits from banks
Trading liabilities         5,840        10,701     16,541      Trading liabilities        HKAS 39
Derivatives financial                                           Derivatives financial      HKAS 39
  instruments               1,273           977      2,250        instruments
Certificates of deposit                                         Certificates of deposit    HKAS 39
  and other debt                                                  and other debt
securities in issue        16,055        (3,443)    12,612        securities in issue
Liabilities to customers                                        Liabilities to customers   HKFRS 4
  under investment                                                under investment
  contracts                     -           540        540        contracts
Other liabilities          20,982       (10,317)    10,665      Other liabilities          HKAS 39 and HKFRS 4
Liabilities to customers                                        Liabilities to customers   HKFRS 4
  under insurance                                                 under insurance
  contracts                     -         8,656      8,656        contracts
Deferred tax and current                                        Deferred tax and current   HKAS 39
  tax liabilities           1,668           202      1,870        tax liabilities
                          505,212                  505,252

Capital resources                                               Capital resources
Minority interests            852           (14)       838      Minority interests         HKAS 39
Share capital               9,559             -      9,559      Share capital
Reserves                   27,732         1,070     28,802      Reserves                   HKAS 39 and HKFRS 4
Proposed dividends          3,633             -      3,633      Proposed dividends
Shareholders' funds        40,924                   41,994      Shareholders'funds
                           41,776                   42,832
                          546,988                  548,084






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  1 August 2005